02015961

CITY DEVELOPMENTS LIMITED
城 市 發 展 有 限 公 司
A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/0596/02/LTR

18 March 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY COURIER

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 11 March 2002 (Millennium & Copthorne Hotels plc – Appointment of Executive Director and Group Finance Director);

(ii) Announcement dated 13 March 2002 with enclosures (Millennium & Copthorne Hotels plc/CDL Hotels New Zealand Limited/CDL Investments New Zealand Limited/Kingsgate International Corporation Limited & Grand Plaza Hotel Corporation – Full Year Results for year ended 31 December 2001);

(iii) Announcement dated 13 March 2002 (Republic Hotels & Resorts Limited – Proforma Half Year Financial Statement and Dividend for year ended 31 December 2001); and

(iv) Letter dated 13 March 2002 with enclosure (CDL Hotels New Zealand Limited – Doubles Dividend and Pays Down Debt).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

MASNET No. 24 OF 13.03.2002
Announcement No. 27

CITY DEVELOPMENTS LIMITED

Press Release by Subsidiary Company, CDL Hotels New Zealand Limited on Doubles Dividend and Pays Down Debt

13 March 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Press Release by Subsidiary Company, CDL Hotels New Zealand Limited on Doubles Dividend and Pays Down Debt

We attach herewith a copy of the subject Press Release issued by CDL Hotels New Zealand Limited on 13 March 2002, for your information.

Chnz.pd

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 13/03/2002 to the SGX

CDL Hotels NZ Ltd Doubles Dividend and Pays Down Debt

Media release 13 March 2002

The country's largest hotel operator, CDL Hotels New Zealand Limited, today unveiled a 637.2 per cent jump in after-tax profit to $10.7 million for the year ended 31 December 2001.

The result included earnings from CDL's portfolio of 28 hotels (owned, leased, franchised or managed in this region under the Millennium, Copthorne and Quality Hotel brands) as well as the company's listed hotel and property investment subsidiaries Kingsgate International Corporation Limited and CDL Investments New Zealand Limited.

Due to the very encouraging performance the directors of CDL Hotels have declared a fully imputed special dividend of 0.7 cents a share in addition to a fully imputed ordinary dividend of 0.7 cents a share. This equates to $4.9 million or a 46 per cent payout rate.

The Managing Director of CDL Hotels, Mr Tsang Jat Meng, said that a solid performance from the NZ hotel operation underpinned this year's result.

"This is very pleasing given the testing environment experienced by the local tourism market resulting from the demise of Qantas New Zealand, the aftermath of the September 11 tragedy and the uncertainty that surrounded Air New Zealand and Ansett Australia," he said.

"Any one of these situations on its own would have been a significant issue for us. But with all three coming at once it certainly created its challenges. For example, in the wake of September 11 when international visitor flows virtually evaporated overnight we quickly realised the need to switch our focus from the international market to the domestic tourism market."

Helped by a very strong conference period in Christchurch and a good ski season, and capitalising on the domestic leisure market, the New Zealand hotels operation still generated in the second half of the year a 4 per cent increase in occupancy and a 5.2 per cent lift in yield on 2000 levels.

Despite the drop in inbound traffic, international arrivals made up 65 per cent of the guest mix for the New Zealand hotels operation. This compared to 62 per cent the previous year.

Mr Tsang put this increase down to a concerted marketing push into Asia in conjunction with New Zealand Tourism Board initiatives, as well as continued strong support from CDL Hotels' parent company, Millennium & Copthorne plc, which is one of the largest international hotel chains in the world.

Overall, turnover from the New Zealand hotels operation was $105.2 million, up 5.3 per cent on 2000 levels.

Looking at the segmental breakdown, operating profit after tax and before minority interests for the hotel division, including the Millennium Hotel Sydney, was $4.6 million. This compares to $1.1 million in 2000, adjusting for the effect of a $23.7 million write down in value of the Sydney hotel. Turnover during the period increased to $124.3 million from $120.1 million.

"This result was also achieved in a year when we had no America's Cup and three of our main hotels were closed for part of the year undergoing renovations," Mr Tsang said.

The earnings contribution from the property operations of the subsidiary companies slipped to $11.9 million from $21.4 million in 2000. This was mainly due to reduced apartment sales at Kingsgate and a $2.1 million loss attributed to the business of Knight Frank New Zealand Limited, which CDL Investments has now sold.

As a result, total turnover for CDL Hotels NZ Ltd during the period fell from $242.1 million to $202.3 million.

Kingsgate, of which CDL Hotels owns 50.74 per cent, had a solid year. Though revenue was down it still produced a net operating profit of $10.8 million, up from $6.8 million the previous year. Kingsgate's operations include the Millennium Hotel in Sydney, the Birkenhead Point Shopping Centre, The Kingsgate Shopping Centre, the Birkenhead Marina and the Birkenhead Quays Project comprising 148 apartments.

CDL Investments, 60.12 per cent owned by CDL Hotels, reported a net loss of $264,000, reflecting a disappointing year for its New Zealand-based property development and services subsidiaries.

Both Kingsgate and CDL Investments are fully consolidated into CDL Hotels' accounts.

Mr Tsang said the outlook for the group remained positive. "The growth prospects of property and tourism in Australasia are encouraging. We are already seeing signs of a recovery in the New Zealand hotel market post September 11. We have a number of initiatives in place to enhance our revenue streams.

"Though CDL Investments produced a disappointing result, it has taken steps to ensure that it will return to profitability and as such make a positive contribution to the group in the current year, which already has begun well."

Mr Tsang also noted that CDL Hotels at the parent company level was currently debt free, having paid off its borrowings with proceeds of its entitlement to the redemption of Kingsgate preference shares at the end of last year.

"So we are in good shape and looking at opportunities to expand, particularly in Auckland and Wellington."

Ends

Issued by Senescall Akers Ltd on behalf of CDL Hotels NZ Ltd
For any inquiries, please contact:

Tsang Jat Meng Managing Director CDL Hotels NZ Ltd (09) 913 8001	or	Geoff Senescall Senescall Akers Ltd 021 481234

This format of the financial statements is not exhaustive. Listed companies should include separate disclosure of any items which is material because of its size and/or incidence so as to give a proper understanding of the group's performance.

Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the company and its principal subsidiaries".

REPUBLIC HOTELS & RESORTS LIMITED

Proforma Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 31 December 2001.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	Latest year	Previous year	Change
1.(a)	Turnover	232,856	241,812	(3.7)	43,949	48,944	(10.2)
1.(b)	Investment income	64	100	(36.0)	26,462	31,248	(15.3)
1.(c)	Other income including interest income	1,294	2,001	(35.3)	367	4,330	(91.5)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain and exceptional items [1]	69,618	63,342	9.9	16,649	30,575	(45.5)
2.(b)(i)	Interest on borrowings	14,442	21,645	(33.3)	3,914	6,152	(36.4)
2.(b)(ii)	Depreciation and amortisation	32,040	29,747	7.7	1,565	2,447	(36.0)
2.(b)(iii)	Foreign exchange gain	629	1,146	(45.1)	90	1,492	(94.0)
2.(c)	Exceptional items	0	0	-	0	0	-
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain and exceptional items	23,765	13,096	81.5	11,260	23,468	(52.0)

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	Latest year	Previous year	Change
2.(e)	Income derived from associated companies	2.846	4,510	(36.9)	0	0	-
2.(f)	Less income tax	9.461	9,094	4.0	6,630	8,610	(23.0)
2.(g)(i)	Operating profit after tax before deducting minority interests	17.150	8,512	101.5	4,630	14,858	(68.8)
2.(g)(ii)	Less minority interests [2]	132	(147)	189.8	0	0	-
2.(h)	Operating profit after tax attributable to members of the company	17,018	8,659	96.5	4,630	14,858	(68.8)
2.(i)(i)	Extraordinary items	0	0	-	0	0	-
2.(i)(ii)	Less minority interests	0	0	-	0	0	-
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	-	0	0	-
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	17,018	8,659	96.5	4,630	14,858	(68.8)

		Group Figures	
		Latest year	Previous year
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	7.37%	3.52%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	2.82%	1.46%
3.(c)	Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on existing issued share capital [3]	3.40 cents	1.99 cents
	(ii) On a fully diluted basis [4]	N.A.	N.A.
3.(d)	Earnings per share based on 2(j) above:- (i) Based on existing issued share capital [3]	3.40 cents	1.99 cents
	(ii) On a fully diluted basis [4]	N.A.	N.A.
3.(e)	Net tangible asset backing per ordinary share	$1.20	$1.18

		Group			Company		
		S$'000		%	S$'000		%
		Latest year	Previous year	Change	Latest year	Previous year	Change
4.(a)	Sales reported for first half year	116,920	118,291	(1.2)	23,776	39,651	(40.0)
4.(b)	Operating profit [2(g)(i) above] reported for first half year	7,285	8,204	(11.2)	9,562	24,314	(60.7)
4.(c)	Sales reported for second half year	115,936	123,521	(6.1)	20,173	9,293	117.1
4.(d)	Operating profit/(loss) [2(g)(i) above] reported for second half year	9,865	308	3102.9	(4,932)	(9,456)	47.8

Explanatory Notes:

[1] Impairment loss on investment of $12,000,000 (2000: $3,750,000) in a subsidiary, and allowance for doubtful receivables of $1,800,000 (2000: $4,750,000) from a subsidiary were included in operating expenses to arrive at the Company's operating profit.

Impairment loss on a Group's hotel property in Jakarta of $8,500,000 was included in operating expenses to arrive at the previous year's Group's operating profit.

- Please refer to item 2(a)

[2] This relates to minority interest share of loss/profit.

- Please refer to item 2(g)(ii)

[3] The basic earnings per share is calculated based on the consolidated profit after taxation and minority interests of $17,018,000 (2000: $8,659,000) and the number of ordinary shares in issue of 501,063,912 shares (2000: weighted average number of ordinary shares in issue of 435,234,270 shares).

- Please refer to item 3(c)(i) and 3(d)(i)

[4] Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares.
- Please refer to item 3(c)(ii) and 3(d)(ii)

[5] *Comparative figures have been adjusted to conform with the current year's presentation.*

[6] Dividends proposed or declared
In 2001, the Group and the Company have adopted SAS 10 – Events after the Balance Sheet date.

With the adoption of SAS10, the proposed final dividends of the Company and the Group have not been accounted for. Proposed final dividends will only be accounted for upon approval by the Company's shareholders.

In addition, the Company has reversed the proposed final dividend receivable from subsidiaries. The new accounting policy is to recognise the dividends when the shareholder's right to receive payment is established.

As a result of this new accounting policy, both the Company's revenue and investment income have been increased by $4,383,000 and $9,957,000 for the latest year and previous year respectively. There is no impact on the Group's net assets and its profit attributable to shareholders for both periods presented.

These changes have been applied retrospectively by adjusting the opening balances of unappropriated profit at 1 January 2000 and 2001; comparatives have been restated.

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The tax charge for the Group is higher than that arrived at by applying the current tax rate of 24.5% principally due to the disallowance of certain expenses as deduction for tax purposes and losses incurred by subsidiary companies which cannot be offset against profits earned by other companies in the Group.

In addition, adjustments amounting to $107,000 and $1,074,000 (2000: $442,000 and $314,000 overprovision) were made in the results of the Group arising from underprovision of current and deferred taxation made in prior year respectively. Also, an adjustment amounting to $49,000 (2000: $93,000) was made in the results of the Company being overprovision of deferred taxation in respect of prior year.

The taxation on the share of profit of an associate amounted to $721,000 (2000: $855,000) and has been included in the tax charge of the Group.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
	$0.00

5.(d) Any other comments relating to Paragraph 5

There are no profits on sale of properties.

6. Segmental Results

	Group Turnover	
	Latest year to 31.12.2001 S$'000	Previous year to 31.12.2000 S$'000
By Activity		
Hotel operations	227,906	236,892
Property	4,935	4,905
Investment	15	15
	232,856	241,812
By Geographical Location		
Singapore	117,085	113,225
Malaysia	4,317	4,570
Indonesia	3,390	4,239
Korea	108,064	119,778
	232,856	241,812

	Group profit/(loss) before interest expense, tax and exceptional item	
	Latest year to 31.12.2001 S$'000	Previous year to 31.12.2000 S$'000
By Activity		
Hotel Operations	39,930	47,117
Property	1,221	1,423
Investment	(112)	(775)
Other operations	14	(14)
	41,053	47,751
By Geographical Location		
Singapore	18,354	20,769
Malaysia	(1,252)	(1,900)
Indonesia	(3,995)	(3,742)
Philippines	2,846	4,510
Korea	25,100	28,114
	41,053	47,751

7.(a) Review of the performance of the company and its principal subsidiaries

Group Performance

It has been a tumultuous year for the global hospitality industry. The tragic events surrounding the terrorist attacks in New York on September 11, 2001 ("9/11") have hurt many hotel operators who experienced sharp declines in occupancy and room rates. Many hoteliers have responded by slashing room rates in a classic display of knee-jerk over-reaction. Now that some of the dust has settled after 9/11, we have indications that in some countries, things have already started to improve. The rate of recovery differs from city to city but the impact has not been as bad as expected.

Despite the challenges thrown to the hospitality industry by 9/11, I am pleased to report that our Group has delivered a satisfactory set of results for the year under review. Profit after tax and minority interest attributable to shareholders, and including the share of profit of an associate, rose to $17 million in FY 2001, an increase of 96.5% compared to a year earlier. This significantly higher profit was due to a combination of lower financing charges, cost-cutting and other measures to improve operational efficiency, and the absence of a provision for impairment loss of $8.5 million in Year 2000. Turnover of $232.9 million in FY 2001 declined 3.7% compared to FY 2000. The lower revenue was due mainly to the depreciation of the Korean Won against the Singapore Dollar. This lower contribution in turnover from the Seoul Hilton was, however, mitigated by higher revenues from the Singapore operations.

Earnings per share rose to 3.40 cents in FY 2001 from 1.99 cents in FY 2000. Net Tangible Asset backing per share rose to $1.20 from $1.18 previously.

How did we manage to achieve this improvement in our bottom-line performance in the face of the challenges of last year?

The short answer is that we had read the signals of a global economic slowdown and had started preparing ourselves even before the storm of 9/11 broke. From the first quarter of the year under review we had begun implementing tough measures to improve operational efficiency and bottom-line performance. Our quick reaction and the cost-control discipline have paid off. I am pleased to report that following 9/11 we did not resort to mass retrenchment of staff in the four hotels we operate in Singapore.

The Group has implemented initiatives such as shifting from full-time to part-time working arrangements, encouraging staff to clear annual leave and introducing shorter working hours. The measures we adopted will allow the Group to enter 2002 with a significantly lower operating cost structure while retaining our flexibility to react positively when business returns to normal levels. The Board has suspended all but essential capital expenditure and will reconsider future allocations to this area.

We benefited from lower borrowings in Seoul Hilton and a decline in interest rates from an average 8.3% in FY 2000 to 6.9% in FY 2001. We also took the opportunity to tap the surplus cash from our Group operations to repay in full the borrowings of about US$11.5 million owed by P.T. Millennium Sirih Jakarta Hotel. These repayments and lower interest rates reduced our finance costs substantially to $14.4 million in FY 2001 from $21.6 million previously. The overall gearing for the Group as at FY 2001 has reduced to 31% of shareholders' funds compared to 33% as at FY 2000.

The Board is recommending a final dividend of 2.0% (2000:2.0%) less 24.5% tax. Positive cashflow has resulted in the Group having cash balances in excess of present needs and coupled with the low gearing position of the Group, the Board is pleased to recommend a special dividend of 2.5% less 24.5% tax to increase the return to shareholders. These dividends will be considered at the forthcoming Annual General Meeting. Inclusive of the interim dividend of 1.5% (2000:2.0%) less 24.5% (2000:25.5%) tax, the total dividend for the financial year 2001 will be 6.0% (2000: 4.0%) less 24.5% (2000:24.5% to 25.5%) tax.

Operational Review

Despite the global economic slowdown and reduced air travel following 9/11, visitor arrivals to Singapore touched 7.52 million in 2001, the second highest level in history and only 2.2% lower than the record of 7.69 million achieved in 2000. These healthy tourist arrival statistics were achieved against the backdrop of 9/11 which affected traffic from two major markets - the United States and Japan. The Group has prudently avoided over-dependence on these two markets and hence, our four Singapore hotels continued to enjoy a higher room rate in FY 2001, up 9% from FY 2000.

Based on available industry statistics, occupancy rates in Singapore fell 7.2% to an average of 76.3% in 2001 from 83.5% in 2000, while room rates increased by an average of 4.3% to $133.43 from $127.90 in 2000.

Apart from M Hotel Singapore, the Group's three other Singapore hotels reported lower occupancy rates. This resulted in a total decrease of 3% in occupancy in FY2001 as compared to the previous year. Notwithstanding this and taking into account better results arising from the repositioning of M Hotel Singapore and the cost saving measures implemented, these four Singapore hotels reported a combined higher pre-tax profit in FY 2001 as compared to FY 2000.

M Hotel Singapore Repositioning Bears Fruit

After substantial refurbishment, the Group renamed Copthorne Harbour View Hotel, to M Hotel Singapore, thereby repositioning it as a new-generation business hotel located in the Central Business District - a hotel that would offer Great Comfort, Great Style and Great Value. Apart from the service factor, improved and friendly features at M Hotel Singapore include an IT network to provide guests the convenience of wireless access for their notebook PCs from virtually any point in the hotel premises. Another unique feature of the hotel is the sit-down, check-in counter, where after a long flight, our guests can wait in comfort before being ushered to their rooms.

The efforts we have undertaken for M Hotel Singapore should not be understated. Not only are we now reaping the fruits of a two-year refurbishment programme, we are also signalling to the market that we are able to anticipate and respond to the needs of the business traveller, who is becoming more discerning and value-conscious. Response from the corporations and the business traveller has also been extremely positive. The global economic downturn, worsened by 9/11, has made it necessary for all companies, big or small, to be extra careful with their operating costs. In M Hotel Singapore we offer good value for money and are confident that many will find both the product and our pricing proposition irresistible. M Hotel Singapore is not just a re-branding exercise but the result of a complete revamp - from the physical aspects of the premises to the intangible yet crucial focus on high service standards - with the aim of achieving better yields in a highly competitive environment.

Seoul Hilton Affected By Weak Korean Won

This re-positioning of M Hotel Singapore, along with other cost-cutting programmes of our Singapore operations, resulted in higher profitability which mitigated the effects of a lower operating profit contribution from our South Korean operations. The weaker performance of Seoul Hilton was due mainly to the depreciation of the Korean Won against the Singapore Dollar. The total revenue recorded in Korean Won currency rose 1.4% in FY 2001 due to higher food and beverage revenues compared to FY 2000 when the Seoul Hilton reported disruption in operations caused by strikes. However, on translation into Singapore Dollars, Seoul Hilton contributed $108.1 million in FY 2001, to the Group's revenue, down 9.8% from FY 2000. This, together with the higher payroll costs, led to lower gross operating profit. Interest expenses, however, were reduced, thus enabling Seoul Hilton to contribute higher pre-tax profit of $15.4 million to the Group in FY 2001, an increase of 4.7% over FY 2000.

Other South East Asian Operations

Despite the continuing difficult operating environments for hotels in Penang, Malaysia, and Jakarta, Indonesia, the Group's two hotels reported smaller losses due to better gross operating profit and lower interest expense.

Difficult trading conditions in the Philippines affected the performance of The Heritage Hotel, Manila. The lower profit contribution to the Group was due not only to the lower operating result but also to lower gain in foreign exchange. The Group participated in the share buy-back exercise of the associated company, Grand Plaza Hotel Corporation ("GPHC"), which owns The Heritage Hotel, Manila, in August 2001. Following the completion of this exercise, the Group's shareholding in GPHC was reduced marginally to 33.13% from 33.15%.

Investments

The investment property subsidiary, King's Tanglin Shopping Pte Ltd, recorded slightly higher rental revenue and higher after-tax profit contribution to the Group. The investment subsidiary, Trans Oil Pte Ltd, did not carry out any new investment activity during the year and incurred a small loss due to an additional allowance for diminution in the value of quoted investments.

7.(b) A statement by the Directors of the Company on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to substantially affect the results of the operation of the Company or of the Group for the financial year in which this report is made.

8. Commentary on current year prospects

The economic outlook for the Asian region is indeed challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain fundamentally sound. In the first two months of FY 2002 we have already seen encouraging signs of recovery.

The larger macro-economic factors have to be viewed against the cost-savings and operational measures we implemented since the start of FY 2001. A firm foundation has been built to withstand other storms which may come our way. We will continue to implement cost-saving initiatives while increasing productivity. Revenue generation is already being pursued aggressively to increase market share and to tap new markets. I am confident that, barring unforeseen circumstances, this combination of bottom-line controls and revenue maximization focus will continue to underpin the future performance of the Group.

9. Dividend

(a) Any dividend declared for the present financial period? Yes

(a) Present Period

Name of Dividend	Final	Interim (declared in August 2001)	Total
Dividend Type	Cash	Cash	Cash
Dividend Rate	2% + 2.5% (special) per ordinary share less tax	1.5 % per ordinary share less tax	6 % per ordinary share less tax
Par value of shares	$1.00	$1.00	$1.00
Tax Rate	24.5%	24.5%	24.5%

(b) Any dividend declared for the previous corresponding period? Yes

(b) Previous Corresponding Period

Name of Dividend	Final (declared in March 2001)	Interim (declared in August 2000)	Total
Dividend Type	Cash	Cash	Cash
Dividend Rate	2 % per ordinary share less tax	2 % per ordinary share less tax	4 % per ordinary share less tax
Par value of shares	$1.00	$1.00	$1.00
Tax Rate	24.5%	25.5%	24.5% to 25.5%

(c) Total Annual Dividend

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	22,698	15,032
Preference	0	0
Total:	22,698	15,032

(d) Date payable

Will be announced at a later date.

(e) Books closing date

The notice of closure of books for the purpose of determining shareholders' entitlement to the proposed final dividend and special dividend will be announced at a later date.

(f) Any other comments relating to Paragraph 9

NIL

10. Balance sheet

	The Group		The Company	
	As at 31.12.2001 S$'000	As at 31.12.2000 S$'000	As at 31.12.2001 S$'000	As at 31.12.2000 S$'000
Property, Plant and Equipment	856,509	854,890	17,769	18,716
Investments in Subsidiaries	-	-	419,033	431,033
Loan to Subsidiaries	-	-	298,773	298,333
Interests in Associates	15,643	20,405	-	-
Other Financial Assets	1,129	1,129	15	15
Deferred Finance Charges	896	1,522	245	326
Current Assets	57,511	79,055	27,659	17,475
Less:				
Current Liabilities	200,770	76,978	8,807	10,334
Net Current (Liabilities)/Assets	(143,259)	2,077	18,852	7,141
	730,918	880,023	754,687	755,564
Less:				
Non-Current Liabilities	127,120	289,095	126,079	118,345
Add:				
Minority Interests	-	132	-	-
Net Assets	603,798	591,060	628,608	637,219
Capital and Reserves				
Share Capital	501,064	501,064	501,064	501,064
Share Premium	28,202	28,202	28,202	28,202
Special Reserve	-	-	58,653	58,653
Capital Reserves	25,649	25,223	14,887	14,887
Foreign Currency Translation Reserve	(18,301)	(26,836)	-	-
Unappropriated Profit	67,184	63,407	25,802	34,413
	603,798	591,060	628,608	637,219

11. Details of any changes in the company's issued share capital

NIL

12. Comparative figures of the group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/12/2001 (DD/MM/YYYY)		As at 30/06/2001 (DD/MM/YYYY)	
Secured	Unsecured	Secured	Unsecured
$141,399,000	$4,033,000	$10,471,000	$3,595,000

(b) Amount repayable after one year

As at 31/12/2001 (DD/MM/YYYY)		As at 30/06/2001 (DD/MM/YYYY)	
Secured	Unsecured	Secured	Unsecured
$0	$79,500,000	$146,456,000	$80,000,000

(c) Any other comments relating to Paragraph 12

NIL

BY ORDER OF THE BOARD

BOEY MUI TIANG
Company Secretary
13/02/2002 (DD/MM/YYYY)

Republic Hotels & Resorts Limited
Chairman's Statement

Group Performance

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2001 ("FY 2001").

It has been a tumultuous year for the global hospitality industry. The tragic events surrounding the terrorist attacks in New York on September 11, 2001 ("9/11") have hurt many hotel operators who experienced sharp declines in occupancy and room rates. Many hoteliers have responded by slashing room rates in a classic display of knee-jerk over-reaction. Now that some of the dust has settled after 9/11, we have indications that in some countries, things have already started to improve. The rate of recovery differs from city to city but the impact has not been as bad as expected.

Despite the challenges thrown to the hospitality industry by 9/11, I am pleased to report that our Group has delivered a satisfactory set of results for the year under review. Profit after tax and minority interest attributable to shareholders, and including the share of profit of an associate, rose to $17 million in FY 2001, an increase of 96.5% compared to a year earlier. This significantly higher profit was due to a combination of lower financing charges, cost-cutting and other measures to improve operational efficiency, and the absence of a provision for impairment loss of $8.5 million in Year 2000. Turnover of $232.9 million in FY 2001 declined 3.7% compared to FY 2000. The lower revenue was due mainly to the depreciation of the Korean Won against the Singapore Dollar. This lower contribution in turnover from the Seoul Hilton was, however, mitigated by higher revenues from the Singapore operations.

Earnings per share rose to 3.40 cents in FY 2001 from 1.99 cents in FY 2000. Net Tangible Asset backing per share rose to $1.20 from $1.18 previously.

How did we manage to achieve this improvement in our bottom-line performance in the face of the challenges of last year?

The short answer is that we had read the signals of a global economic slowdown and had started preparing ourselves even before the storm of 9/11 broke. From the first quarter of the year under review we had begun implementing tough measures to improve operational efficiency and bottom-line performance. Our quick reaction and the cost-control discipline have paid off. I am pleased to report that following 9/11 we did not resort to mass retrenchment of staff in the four hotels we operate in Singapore.

The Group has implemented initiatives such as shifting from full-time to part-time working arrangements, encouraging staff to clear annual leave and introducing shorter working hours. The measures we adopted will allow the Group to enter 2002 with a significantly lower operating cost structure while retaining our flexibility to react positively when business returns to normal levels. The Board has suspended all but essential capital expenditure and will reconsider future allocations to this area.

We benefited from lower borrowings in Seoul Hilton and a decline in interest rates from an average 8.3% in FY 2000 to 6.9% in FY 2001. We also took the opportunity to tap the surplus cash from our Group operations to repay in full the borrowings of about US$11.5 million owed by P.T. Millennium Sirih Jakarta Hotel. These repayments and lower interest rates reduced our finance costs substantially to $14.4 million in FY 2001 from $21.6 million previously. The overall gearing for the Group as at FY 2001 has reduced to 31% of shareholders' funds compared to 33% as at FY 2000.

The Board is recommending a final dividend of 2.0% (2000:2.0%) less 24.5% tax. Positive cashflow has resulted in the Group having cash balances in excess of present needs and coupled with the low gearing position of the Group, the Board is pleased to recommend a special dividend of 2.5% less 24.5% tax to increase the return to shareholders. These dividends will be considered at the forthcoming Annual General_Meeting. Inclusive of the interim dividend of 1.5% (2000:2.0%) less 24.5% (2000:25.5%) tax, the total dividend for the financial year 2001 will be 6.0% (2000: 4.0%) less 24.5% (2000:24.5% to 25.5%) tax.

Operational Review

Despite the global economic slowdown and reduced air travel following 9/11, visitor arrivals to Singapore touched 7.52 million in 2001, the second highest level in history and only 2.2% lower than the record of 7.69 million achieved in 2000. These healthy tourist arrival statistics were achieved against the backdrop of 9/11 which affected traffic from two major markets - the United States and Japan. The Group has prudently avoided over-dependence on these two markets and hence, our four Singapore hotels continued to enjoy a higher room rate in FY 2001, up 9% from FY 2000.

Based on available industry statistics, occupancy rates in Singapore fell 7.2% to an average of 76.3% in 2001 from 83.5% in 2000, while room rates increased by an average of 4.3% to $133.43 from $127.90 in 2000.

Apart from M Hotel Singapore, the Group's three other Singapore hotels reported lower occupancy rates. This resulted in a total decrease of 3% in occupancy in FY2001 as compared to the previous year. Notwithstanding this and taking into account better results arising from the repositioning of M Hotel Singapore and the cost saving measures implemented, these four Singapore hotels reported a combined higher pre-tax profit in FY 2001 as compared to FY 2000.

M Hotel Singapore Repositioning Bears Fruit

After substantial refurbishment, the Group renamed Copthorne Harbour View Hotel, to M Hotel Singapore, thereby repositioning it as a new-generation business hotel located in the Central Business District - a hotel that would offer Great Comfort, Great Style and Great Value. Apart from the service factor, improved and friendly features at M Hotel Singapore include an IT network to provide guests the convenience of wireless access for their notebook PCs from virtually any point in the hotel premises. Another unique feature of the hotel is the sit-down, check-in counter, where after a long flight, our guests can wait in comfort before being ushered to their rooms.

The efforts we have undertaken for M Hotel Singapore should not be understated. Not only are we now reaping the fruits of a two-year refurbishment programme, we are also signalling to the market that we are able to anticipate and respond to the needs of the business traveller, who is becoming more discerning and value-conscious. Response from the corporations and the business traveller has also been extremely positive. The global economic downturn, worsened by 9/11, has made it necessary for all companies, big or small, to be extra careful with their operating costs. In M Hotel Singapore we offer good value for money and are confident that many will find both the product and our pricing proposition irresistible. M Hotel Singapore is not just a re-branding exercise but the result of a complete revamp - from the physical aspects of the premises to the intangible yet crucial focus on high service standards - with the aim of achieving better yields in a highly competitive environment.

Seoul Hilton Affected By Weak Korean Won

This re-positioning of M Hotel Singapore, along with other cost-cutting programmes of our Singapore operations, resulted in higher profitability which mitigated the effects of a lower operating profit contribution from our South Korean operations. The weaker performance of Seoul Hilton was due mainly to the depreciation of the Korean Won against the Singapore Dollar. The total revenue recorded in Korean Won currency rose 1.4% in FY 2001 due to higher food and beverage revenues compared to FY 2000 when the Seoul Hilton reported disruption in operations caused by strikes. However, on translation into Singapore Dollars, Seoul Hilton contributed $108.1 million in FY 2001, to the Group's revenue, down 9.8% from FY 2000. This, together with the higher payroll costs, led to lower gross operating profit. Interest expenses, however, were reduced, thus enabling Seoul Hilton to contribute higher pre-tax profit of $15.4 million to the Group in FY 2001, an increase of 4.7% over FY 2000.

Other South East Asian Operations

Despite the continuing difficult operating environments for hotels in Penang, Malaysia, and Jakarta, Indonesia, the Group's two hotels reported smaller losses due to better gross operating profit and lower interest expense.

Difficult trading conditions in the Philippines affected the performance of The Heritage Hotel, Manila. The lower profit contribution to the Group was due not only to the lower operating result but also to lower gain in foreign exchange. The Group participated in the share buy-back exercise of the associated company, Grand Plaza Hotel Corporation ("GPHC"), which owns The Heritage Hotel, Manila, in August 2001. Following the completion of this exercise, the Group's shareholding in GPHC was reduced marginally to 33.13% from 33.15%.

Investments

The investment property subsidiary, King's Tanglin Shopping Pte Ltd, recorded slightly higher rental revenue and higher after-tax profit contribution to the Group. The investment subsidiary, Trans Oil Pte Ltd, did not carry out any new investment activity during the year and incurred a small loss due to an additional allowance for diminution in the value of quoted investments.

Prospects

The economic outlook for the Asian region is indeed challenging. However, the hotel market conditions in the areas the Group operates in are expected to remain fundamentally sound. In the first two months of FY 2002 we have already seen encouraging signs of recovery.

The larger macro-economic factors have to be viewed against the cost-savings and operational measures we implemented since the start of FY 2001. A firm foundation has been built to withstand other storms which may come our way. We will continue to implement cost-saving initiatives while increasing productivity. Revenue generation is already being pursued aggressively to increase market share and to tap new markets. I am confident that, barring unforeseen circumstances, this combination of bottom-line controls and revenue maximization focus will continue to underpin the future performance of the Group.

Appreciation

On behalf of the Board of Directors, I would like to thank our shareholders, customers, business associates and management and staff for their continuing support. To the loyal_customers who have stayed with us throughout this period, I wish to offer a sincere word of thanks for their continued steadfast support. I wish to also place on record my heartfelt appreciation to the management and staff for going beyond the call of duty time and again during the period immediately after 9/11. The mental fortitude of the management - which allowed them to act calmly during those times of uncertainty - lifted the morale of the entire staff and injected confidence to our customers and business associates during one of the most challenging times in our history.

Kwek Leng Beng
Chairman
13 March 2002

CITY DEVELOPMENTS LIMITED

Announcement of Full Year Results of Subsidiary Companies

13 March 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement of Full Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the year ended 31 December 2001 issued by the following companies on 13 March 2002, for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CHNZ")
3. CDL Investments New Zealand Limited ("CINZ")
4. Kingsgate International Corporation Limited ("KIC")
5. Grand Plaza Hotel Corporation ("GPHC")

M&C'results.p

Chnz(1).pd Chnz(2).pd Chnz(3).pd

Cinz(1).pd Cinz(2).pd

Kic(1).pd Kic(2).pd Kic(3).pd

Gphc.pdf

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 13/03/2002 to the SGX

13 March 2002

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

Millennium & Copthorne Hotels plc today announces its results for the year ended 31 December 2001.

Group Results

- Group turnover £594.6 million (2000: £690.9 million)
- Group operating profit £100.4 million (2000: £171.5 million)
- Group pre-tax profit £54.2 million (2000: £129.1 million)
- Shareholders' funds at £1,473.4 million (2000: £1,468.6 million)
- Earnings per share 12.5p (2000: 33.0p)
- Maintained final dividend of 8.3p per share giving a total dividend of 12.5p per share (2000: 12.5p)

Corporate Highlights

- Quick response to very challenging market conditions – tactical marketing and cost reduction
- Development capital expenditure programme completed
- New management contracts and marketing alliances to grow revenues
- Well positioned – high quality assets in key locations

Commenting on the results, Mr Kwek Leng Beng, Chairman, said:

"While we are encouraged by signs of improvement in our markets in recent months, it is still difficult to predict the pace of recovery. There are some positive indicators in the US economy. We are seeing significant volume improvement in New York and some improvement in London, although our rates in both markets remain under pressure. In Asia, 2002 opened well and there has been a recent upward revision of economic growth forecasts for the region. In Australasia we continue to improve on last year.

"We are confident that the quality of the Group's assets and management experience position us to compete effectively both in the current climate and for the future."

Enquiries to:

John Wilson, Chief Executive Millennium & Copthorne Hotels	020 7404 5959 (13 March 2002) 020 7872 2444 thereafter
David Thomas, Group Finance Director Millennium & Copthorne Hotels	020 7404 5959 (13 March 2002–until 1.00pm) 020 7872 2444 thereafter
Nick Claydon/Kate Miller Brunswick Group Limited	020 7404 5959

A copy of the Preliminary Results Statement, Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Note of Historical Cost Profits and Losses, Cash Flow Statement, Notes and Key Operating Statistics is attached.

A copy of the analyst presentation will be on our website (www.millenniumhotels.com/2001results/) from 9.15 a.m. on 13 March 2002.

MILLENNIUM & COPTHORNE HOTELS PLC
CHAIRMAN'S STATEMENT

GROUP RESULTS

At our Interim results at the end of August, we noted that the first six months of 2001 were characterised by uncertainty in the world's leading economies, primarily emanating from the US. Our results for the year reflect the continuance of these weakened market conditions, which sharply deteriorated following the events of 11 September 2001 and affected what is traditionally our most profitable trading period. We highlighted in our trading statement on 2 November that this environment seriously affected the financial performance of our hotels throughout the world with the most pronounced effect being on our US and London hotels.

The Millenium Hilton in New York was damaged by the collapse of the Twin Towers of the World Trade Centre. We are very grateful that all of our employees and customers were successfully evacuated. I would like to express my sympathy to those personally affected by the tragic events of last September. Our Group has four hotels in New York and sixteen in other locations throughout the United States and I appreciate how difficult this time has been for so many people.

With regard to the Millenium Hilton, the structural frame of the building is sound. The damage consists mainly of penetration through the glass façade by flying debris, which resulted in the accumulation of dust and other material scattered in the interiors of the building. Access to the hotel and surrounding area remains restricted. The hotel will remain closed for the foreseeable future. The hotel is fully insured both for damage to property and for business interruption.

The Group turnover was £594.6m (2000: £690.9m). Profit before tax was £54.2m (2000: £129.1m). Earnings per share were 12.5p (2000: 33.0p). Shareholders' funds at the close of the year were £1,473.4m (2000: £1,468.6m) and gearing was reduced to 48% (2000: 50%).

The Group has gross assets valued at £2.4 billion, a strong balance sheet and the continuing support of the majority shareholder. We recognise the challenging trading environment that currently exists; however we are confident that the quality of the Group's assets and its management expertise combine to position it well both in the current climate and for the future. The Directors are therefore recommending a final dividend of 8.3p per share (2000: 8.3p per share) giving a maintained total dividend of 12.5p per share (2000: 12.5p).

CORPORATE HIGHLIGHTS

Development capital expenditure programme complete

We accelerated our capital expenditure programme in the first half of 2001 to take advantage of weaker trading conditions, with the result that the programme was mostly completed by the end of the first half. The development expenditure was primarily focussed on the United States where we upgraded the twelve acquired Regal Hotels to Millennium standard. We also continued to enhance and maintain the quality of our portfolio in Europe, Asia and Australasia. Our capital expenditure in 2002 will therefore be significantly reduced from the levels seen in previous years as most of our hotels have already been refurbished to our required standards.

Our potential for value creation resides in our portfolio of well-invested top quality assets combined with strong management and high operating standards. We have maintained a quality product in key locations worldwide, which enables us to compete effectively in the current climate and to generate significant organic growth when conditions improve.

Effective response to market conditions

It has always been our policy to maintain firm control of our fixed costs and to monitor our variable cost base closely. Following the events of 11 September we moved quickly to implement a number of cost reduction initiatives across the company including reducing staff and introducing new working arrangements. We further rationalised our administration by closing our regional offices in Washington and Singapore, and transferring the essential functions to the Millennium Broadway, New York and Grand Copthorne Waterfront, Singapore respectively. We enter 2002 with a lower cost base whilst retaining our flexibility to react positively when the market recovers.

Continuing development of the Group

After attaining a critical mass through strategic acquisitions, substantially refurbishing our newly acquired hotels and building up a pool of management talent, we are in a position to assess infill acquisitions, management contracts and marketing alliances to gain access to new markets and new revenue streams.

Our reputation as effective hotel operators has enabled us to develop the management contract side of our business, thereby increasing our visibility to existing and new customers while further extending our global reach with no capital outlay.

During 2001 we were awarded contracts to operate five star hotels in Abu Dhabi, Sharjah and the Galapagos Islands. The Royal Palm Resort in the Galapagos Islands opened in January this year. The Millennium Hotel Abu Dhabi opened at the beginning of March and the Millennium Hotel Sharjah, currently under construction, is scheduled to open in the summer of 2002. Since the year-end, we have signed four further management contracts for five star hotels in Morocco and Turkey. In Morocco, the Millennium Hotel Agadir and the Millennium Hotel Marrakech are

scheduled to open at the end of 2002 and mid 2003 respectively. In Turkey, the Millennium Hotel Tarabya, Istanbul and the Millennium Hotel Ankara will be extensively refurbished and will open after 2002 at dates yet to be agreed. We continue to explore other appropriate contract opportunities as they present themselves. As hotel owners ourselves, we are known to be more sensitive to the owner's concerns and aspirations. We also have a good track record of producing superior profit. This has earned us a good reputation in the industry, both as hotel owners and managers.

In May 2001 we entered into a global strategic marketing alliance with Maritim Hotels, a leading German hotel operator. This enables us to benefit from Maritim's strong foothold in the German market and gives us access to allied markets in northern and southern Europe.

Financial strength of the Group

The Group remains in robust financial health. The gross asset value is £2.4 billion (2000: £2.4 billion). The net debt at the year-end was £685m (2000: £697m). The overall gearing reduced from 50% to 48%. The net debt includes cash balances of £78m (2000: £119m). Our operational cash flow in the year was £136m (2000: £199m).

Our borrowing arrangements are largely asset specific and we have unencumbered assets in excess of £600m.

Management and employees

I wish to place on record my sincere appreciation to our management and employees for their courage, their cooperation and for going beyond the call of duty during the period immediately after the events in September. The positive attitude of the management and employees injected confidence into our clients and business associates during the most challenging period in our history. Our employees rose to the occasion to provide exemplary service to our customers during those critical times.

Since the year-end, David Thomas, the Group's Vice President of Finance, has been appointed Group Finance Director. Mr Thomas has been with the Group for over three years and has played a key role in its expansion. Mr Thomas succeeds Gavin Simonds who resigned from the Group in February.

Paul Underhill, who had been a consultant to the Group for six years, was appointed President of the North American Region with effect from 1 November 2001 when he became available. Mr Underhill succeeded Robert Morse who resigned from the Group in October. The Board extends their best wishes for the future to Mr Morse and Mr Simonds.

PROSPECTS

The events of 11 September caused a sharp deterioration in an already uncertain global business climate. It is now possible to review the situation from a distance of six months. With our well-invested assets, positive cash flow and low gearing we were able to react immediately to the events, focusing our attention exclusively on arresting revenue decline and further reducing costs.

While we are encouraged by signs of improvement in our markets in recent months, it is still difficult to predict the pace of recovery. There are some positive indicators in the US economy. We are seeing significant volume improvement in New York and some improvement in London, although our rates in both markets remain under pressure. In Asia, 2002 opened well and there has been a recent upward revision of economic growth forecasts for the region. In Australasia we continue to improve on last year.

We are confident that the quality of the Group's assets and management experience position it to compete effectively both in the current climate and for the future. We maintain our positive view of the global hotel market as a sector that offers substantial upside and continue to look for further suitable growth opportunities as and when they arise.

Kwek Leng Beng, Chairman
13 March 2002

MILLENNIUM & COPTHORNE HOTELS PLC
CHIEF EXECUTIVE'S REVIEW

REVIEW OF OPERATIONS

Group performance

The Group results reflect 12 months of worldwide economic uncertainty coupled with the pronounced effect of the events in September 2001. In response to these very challenging conditions the Group moved quickly to implement a number of initiatives to protect our revenues and significantly lower our operating cost base.

The headline statistics show that occupancy for the Group was 65.1% (2000: 69.9%); the average room rate was £71.39 (2000: £71.22) producing a yield per available room of £46.47 (2000: £49.78). The gross operating profit margin for the Group was 34.6% (2000: 39.5%). However, the closure of the Millenium Hilton, New York in September, the completion of the US disposal programme and the consolidation from 1 October of our hotel in Stuttgart requires the presentation of "like for like" comparatives to allow a better understanding of the key operating statistics.

On this like for like basis with constant rates of exchange, the occupancy for the Group was 65.0% (2000: 70.4%), the average room rate reduced to £69.82 (2000: £71.67) producing a yield per available room of £45.38 (2000: £50.46). The gross operating profit margin for the Group was 35.0% (2000: 39.2%).

The overall reduction in yield of 10% and the 4.2 percentage point reduction in gross operating profit highlight the dramatic down turn that we experienced following September's events.

United States

The weak market conditions that prevailed in the first half of the year were overshadowed by the events in New York, Washington and Pittsburgh. This led to a substantial reduction in US domestic and inbound arrivals for the majority of our hotels in the US, with the most pronounced effect being in the New York market.

Overall occupancy across the US fell to 58.8% (2000: 67.8%). The average room rate increased from £83.90 to £92.93 resulting in a yield of £54.64 (2000: £56.88). The overall gross operating profit margin was 25.3% (2000: 35.7%).

In the United States our reported results are significantly affected by the closure of the Millenium Hilton in New York and the disposal of non-core hotels. To aid the understanding of the underlying numbers we have presented further US like for like comparatives using constant rates of exchange. The like for like occupancy was 57.8% (2000: 68.0%). The average room rate was reduced from £94.00 to £90.23 and the resultant yield reduced by 18% to £52.15 (2000: £63.92). The gross operating profit margin was 24.3% (2000: 35.8%).

The Millenium Hilton, New York has been closed since 11 September. An independent engineer has concluded that the frame of the building is structurally sound. The hotel is fully insured for property damage and in respect of business interruption throughout a period of closure and for a period of up to twelve months after the hotel re-opens. The nature of the business interruption policy will provide us with insurance for the loss of profits arising from the event. We have engaged insurance specialists who are reviewing all aspects of the related claims. We have received amounts totalling US$15m as interim payments towards these claims, but it is evident that the various aspects of the claims will take time to resolve. We do not anticipate that the hotel will re-open during 2002. The hotel contributed earnings before interest and depreciation of US$17m in 2000.

Occupancy in New York (excluding the Millenium Hilton) was 73.3% (2000: 83.3%). The average room rate was £135.02 (2000: £156.37). The resultant yield per available room reduced to £98.97 (2000: £130.26).

Our US operations responded very quickly to the dramatic downturn in revenues experienced from mid September. We have readdressed our variable cost base in line with our future expectation of market conditions. We closed our Washington office in October and relocated the key regional personnel to New York. This will have the dual benefit of achieving future cost savings whilst better placing our senior management to deal with this key marketplace.

We reported in August that we had experienced substantial increases in US energy prices. These have largely stabilised in the second half of the year to be in line with the comparable period in 2000.

We have now finished the integration and refurbishment of the acquired hotels and we are pleased to have completed the disposal of the four non-core hotels remaining from the Regal acquisition.

Europe

Overall occupancy for Europe was 75.5% (2000: 79.2%) with an average room rate of £79.92 (2000: £82.98), producing a yield per available room of £60.34 (2000: £65.72). The gross operating profit margin was 43.2% (2000: 47.4%).

The performance of the Group's London hotels has been significantly impacted by the sharp slowdown of inbound traffic into London post 11 September 2001.

The occupancy for London was 80.4% (2000: 85.7%) with an average room rate of £87.32 (2000: £93.63) and a resultant yield of £70.21 (2000: £80.24). The competition for the reduced available market has resulted in significant rate reductions throughout the markets in which we compete. Our response has been focussed on control and reduction of costs coupled with co-ordinated tactical marketing.

The major capital investment projects during the period in London consisted of a bedroom refurbishment at the Millennium Gloucester and the redesign of the Millennium Knightsbridge restaurant that was relaunched as MJU in April 2001.

The Regional UK and Continental European hotels performed well in challenging market conditions. We were particularly pleased by a strong performance from the Millennium Hotels in Glasgow and Paris and the Copthorne Hotel in Newcastle. However, the Gatwick, Effingham Park and Charles de Gaulle Copthorne hotels experienced significant declines in revenue as a result of their dependence on airline passengers and crew.

The negotiations to amend the financial and management arrangements for the Stuttgart Hotel and Leisure Complex were successfully completed. A new 30 year lease has been signed on much improved commercial terms. The hotel is being be upgraded and has been rebranded as a Millennium.

Asia

In Asia, where we operate in seven different countries, we reported a mixed performance for the first half of the year, which reflected the varying trading environments of individual economies. Nonetheless, the region returned an increase in yield of 7.6% at the half year. This was particularly encouraging in light of the difficult economic environment in Taiwan and Singapore, in which we have hotels that are key profit contributors.

In the second half of the year we continued to experience challenging trading conditions, which were exacerbated by the sudden worldwide downturn in airline travel following September's events.

For the year the occupancy for the region was 62.5% (2000: 68.9%). The average room rate increased to £64.19 (2000: £62.15) producing a yield per available room of £40.12 (2000: £42.82). The gross operating profit margin for the region was 38.2% (2000: 39.4%).

In Singapore, the Harbour View Hotel was successfully launched as the M Hotel. The hotel has been repositioned as a unique offering for the upscale corporate market and has produced a yield improvement for the year of 32%, which in the prevailing market conditions, is a sound endorsement of our investment decision.

We continue to work closely with management to address the issues relating to labour costs and food & beverage revenues at the Seoul Hilton.

In Hong Kong our two hotels competed effectively in a marketplace that was severely affected by the reduced levels of international air travel.

We have been particularly pleased with the resilience of our Asian business. Having experienced the Asian economic crisis in 1997, our local management was well equipped to implement a rapid response to the downturn, thus helping to protect our profit conversion ratio.

Australasia

Hotel operations
Occupancy increased to 67.1% (2000: 64.4%). At constant rates of exchange the average rate decreased from £29.05 to £28.56 but the resultant yield increased from £18.71 to £19.16. This increase is encouraging given the region's reliance on inbound air travel.

We have made improvements to the operation and marketing of our hotels. The improvement in the gross operating profit margin to 35.1% (2000: 33.6%) clearly demonstrates our ongoing and effective cost control.

Non-hotel operations
This region generates a significant proportion of its profits from non-hotel operations.

As we reported at the half-year, the retail operations in Sydney have continued to perform well with occupancy over 95%. The residential development at Birkenhead Point (Phase II) in Sydney sold all but 11 of the 148 units constructed. Since the year-end another 10 units have been sold. We are in the process of finalising plans for Phase III, which will comprise another 24 units. The Birkenhead Point Marina will be refurbished during this year, which will allow us to generate increased revenues and reduce operating costs.

CDL Investments, whose primary business is the sale of land, continues to perform satisfactorily in a challenging market. The property services subsidiary Knight Frank (NZ) Limited has been sold allowing the land company to focus on its core activities.

CURRENT TRADING

The last few weeks of 2001 brought signs that market conditions had improved from the deep trough that the hotel sector entered in September. This trend has continued into 2002.

In the period to 28 February 2002 our like for like yield (compared to 2001 at constant rates of exchange) was 6% down in New York where we have achieved good volume increases although our rates remain under pressure. In the rest of the United States yield was down 17% and we recognise that this market remains very challenging.

In Europe, the London market is recovering slowly and in the same period our yield was down by 11%. The rest of our portfolio in Europe (including Regional UK) was down by 7%. The performance in part of the region continues to be adversely affected by our three hotels that are adjacent to Gatwick and Charles de Gaulle airports.

In Asia, the performance varies by country and the overall yield was down by 5%. However, we are encouraged by recent economic forecasts for the region and we anticipate a positive contribution from the World Cup in South Korea and Japan. Australasia continues to improve on last year with yield ahead by 6%.

We have reduced both our fixed and variable cost base, which will result in improved profit conversion for the Group. However, due to changes in the worldwide insurance

market, we expect the Group insurance premiums to increase significantly, at least in the medium term. We anticipate this increase to be not less than £8m for the current year. Following the capital expenditure programme during 2001, and given the expected expenditure of £30m for 2002, we expect our depreciation charge to increase by £5m in the current year.

As 2002 unfolds and political uncertainty persists, it remains difficult to predict the pace of economic recovery. However, we are encouraged by the start to the year and we are confident that the Group's performance in 2002 will be ahead of last year. We will provide a further trading update at the Annual General Meeting on 21 May 2002. In the longer term, we are confident that the strategy we are pursuing will enhance shareholder value.

John Wilson, Chief Executive Officer
13 March 2002

FINANCIAL REVIEW

Results

The total turnover for the year was £670.5m (2000: £722.8m) including £75.9m (2000: £31.9m) as a share of the turnover of joint ventures. A segmental analysis showing a split by region and business class is contained in the appendices to this statement.

The Group Operating Profit was £100.4m (2000: £171.5m).

Millenium Hilton, New York

We have received US$15m as initial receipts in respect of our insurance claims for the damage and business interruption on the Millenium Hilton. Of these amounts US$10m was received by the financial year-end. These receipts have been utilised to make payments in respect employment expenses, variable and fixed costs for the hotel. We have recognised business interruption insurance in the period to 31 December 2001.

Joint ventures and associates

The share of operating profits of joint ventures and associates were £11.3m (2000: £8.0m) and £0.9m (2000: £14.5m) respectively.

The Plaza Hotel in New York was classified as an associate until 31 December 2000. In 2001, the Group has accounted for the Plaza as a joint venture following the purchase in December 2000 by New Plaza Associates LLC, an investment company in which we have a 50% holding, of the 16.8% minority interest in the partnership which operates the hotel.

Interest

Total interest receivable and similar income was £9.4m (2000: £10.3m) of which £0.9m (2000: £Nil) was received from joint ventures. In 2000, £0.8m was received from associates.

Total interest payable was £67.8m (2000: £75.2m).

The Group interest payable (excluding joint ventures and associates) was £56.5m (2000: £61.3m). The reduction in interest payable is largely as a result of lower average interest rates during the year and an overall reduction in net debt.

Of the total interest payable £0.8m (2000: £9.8m) was in respect of the Group's share of the interest payable by associated undertakings and £10.5m (2000: £4.1m) was in respect of the Group's share of the interest payable by joint ventures. The total interest payable for associates and joint ventures reduced as a result of the reduction of prevailing interest rates in the US and Hong Kong.

A total of £0.7m (2000: £0.9m) of interest has been capitalised in relation to major development capital expenditure.

The total net interest cost for the year was £58.4m (2000: £64.9m), which was covered 1.9 times (2000: 3.0 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £112.6m (2000: £194.0m).

Taxation

The effective rate of tax for the Group was 17.9% (2000: 17.4%). The rate is lower than the weighted average fiscal rate for our countries of operation due to differences between accounting and taxable profits including the availability of tax allowances on capital expenditure exceeding depreciation charges and the utilisation of tax losses that are available in certain countries from previous years.

The Group continues to regularly review the current and future tax position. The Group will adopt Financial Reporting Standard 19 (FRS 19) –Deferred Tax, in 2002. FRS 19 requires a different methodology to be applied in assessing deferred tax liabilities and a reconciliation between the tax charge for the year at statutory and effective rates. The combined effective future rate for deferred and current tax will depend on the geographic mix of profits and for 2002 is expected to be in the region of 28%.

Minority Interests

The Minority Interest share of Group profits arises due to the equity interest that external shareholders hold in subsidiaries and joint ventures of the group. The equity Minority Interest charge was £9.1m (2000: £13.5m). Each of our regions has such external shareholders but the substantial majority relates to Asia and Australasia.

The effective rate of this Minority Interest charge (as a percentage of profit on ordinary activities after tax) is 20.4% (2000: 12.7%). The future effective rate will depend on the geographic mix of profits and for 2002 it is expected to be in the region of 16%.

Dividends and earnings per share

The directors are proposing a final dividend of 8.3p per share (2000: 8.3p). This means that the total dividend per share for the full year will be 12.5p (2000: 12.5p).

The basic earnings per share were 12.5p (2000: 33.0p).

The final dividend will be paid on 22 May 2002 to shareholders on the register as at close of business on 3 May 2002.

Acquisitions

In September, the Group acquired a new 30-year lease for the Copthorne Hotel Stuttgart for a consideration of £6.6m. The new lease is on much improved

commercial terms. The German subsidiary has been consolidated as a wholly owned subsidiary effective from 1 October.

In November the Group purchased the 25% minority interest in Copthorne Hotel Merry Hill for cash consideration of £1.1m.

Disposals

As at 31 December 2000 five of the properties identified for disposal from the Regal acquisition remained unsold. Subsequently four of these properties were sold during the year for total consideration of US$ 15.1m. This was in line with the disposal values that were attributed to the hotels at the time of the acquisition. A decision was made to retain the Hotel in Buffalo, New York State due to its development potential. The disposal programme from the Regal acquisition is now complete.

Capital expenditure and depreciation

The Group capital expenditure in the year was £69.9m (2000: £63.9m).

The capital expenditure programme was primarily focussed on the United States where we largely completed the programme that we established after the Regal acquisition to refurbish the acquired hotels to Millennium standard.

In Europe we refurbished 98 bedrooms at the Millennium Gloucester and 35 bedrooms at the Copthorne Hotel Gatwick. At the Millennium Knightsbridge, the restaurant was completely redesigned and reopened as MJU in April 2001.

We also completed the total renovation and launch of the M Hotel in Singapore (formerly the Harbour View) and refurbished the Hua Ting restaurant at the Orchard Hotel, Singapore. In Taipei, we refurbished 144 rooms at the Grand Hyatt Hotel.

In New Zealand we refurbished 147 bedrooms at the Millennium Hotel in Rotorua.

We invested £4m in information technology projects by upgrading and improving our front of house and yield management systems. We have also invested in back of house systems and have centralised our UK accounting function.

We anticipate that our capital programme in 2002 will result in total expenditure of approximately £30m. This reflects the reduced future development capital requirement for our portfolio where we have invested more than £160m over the past three years.

The depreciation charge for the year was £36.4m (2000: £32.9m). We anticipate that the charge will increase by approximately £5m in 2002.

Treasury

The net borrowings of the Group, as at 31 December 2001, were £685.4m (2000: £696.8m). The reduction in borrowings reflects the effect of scheduled loan repayments and underlying currency movements.

The underlying currency net borrowings are expected to remain reasonably constant during 2002 subject to minor scheduled loan repayments.

The Group has fixed and variable rate interest hedging arrangements on US dollar loans outstanding at 31 December of US$541m. With prevailing interest rates these arrangements result in a blended cost of borrowing of approximately 7.3%. The other group loans at prevailing rates of interest have a blended cost of approximately 5.5%.

Cash flow and gearing

Net cash inflow from operations was £136.0m (2000: £199.1m).

There was an overall net decrease in cash of £30.2m (2000: decrease £15.8m), which gives rise to cash balances at 31 December 2001 of £78.0m (2000: £119.2m).

The Group gearing as at 31 December 2001 was 48% (2000: 50%).

Fixed asset values and revaluations
Hotels

The Group has a policy of revaluing approximately one third of its owned hotel portfolio each year. In addition the Group undertakes impairment reviews as required by Financial Reporting Standard 11 – Impairment of fixed assets and goodwill.

This annual revaluation resulted in some property carrying values being increased and others falling. The net position was largely neutral with surpluses matching deficits. Where carrying values were reduced this was in all cases in respect of previous upward revaluations. No impairments below historic cost have been necessary.

Investment properties

The Group is required by Statement of Standard Accounting Practice 19 to revalue Investment Properties annually. The valuation of the three investment properties: Court & Tower offices, Los Angeles, Kings Tanglin Shopping Centre, Singapore and Birkenhead Point Shopping Centre and Marina, Sydney resulted in a revaluation surplus of £15.0m.

Revaluation movements

A number of the upward revaluations have been made on hotel and investment properties in which there are minority interests. The most significant downward revaluations have been made on wholly owned properties. As a result the majority of the revaluation movements referred to above affect Minority Interests rather than the Revaluation Reserve within Shareholders' Funds.

Financial Reporting Standard 17

The Group has adopted the transitional accounting disclosures of FRS 17 – Retirement benefits in 2001 and it will be fully adopted by 2003. Had the Group implemented FRS 17 at 31 December 2001 then the balance sheet would have contained a net liability of £3.6m, net of tax, relating to the deficit in the schemes, with a corresponding reduction in the Group's net assets.

In respect of the UK pension schemes, the final salary section is to be closed to new entrants with effect from 31 March 2002.

David Thomas
Group Finance Director
13 March 2002

Consolidated profit and loss account for the year ended 31 December 2001

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
TURNOVER					
Group and share of joint ventures		670.5		722.8	
Less share of turnover of joint ventures		(75.9)		(31.9)	
GROUP TURNOVER	1		**594.6**		**690.9**
Cost of sales			(259.5)		(283.9)
GROSS PROFIT			**335.1**		**407.0**
Administrative expenses			(234.7)		(235.5)
GROUP OPERATING PROFIT	1		**100.4**		**171.5**
Share of operating profits of joint ventures			11.3		8.0
Share of operating profits of associated undertakings			0.9		14.5
TOTAL OPERATING PROFIT			**112.6**		**194.0**
Interest receivable and similar income					
Group		9.4		10.1	
Associated undertakings		-		0.2	
			9.4		10.3
Interest payable and similar charges					
Group		(56.5)		(61.3)	
Joint ventures		(10.5)		(4.1)	
Associated undertakings		(0.8)		(9.8)	
			(67.8)		(75.2)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION			**54.2**		**129.1**
Tax on profit on ordinary activities	2		(9.7)		(22.5)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION			**44.5**		**106.6**
Minority interests - equity			(9.1)		(13.5)
Profit for the financial year			**35.4**		**93.1**
Dividends paid and proposed	3		(35.3)		(35.2)
RETAINED PROFIT FOR THE FINANCIAL YEAR			**0.1**		**57.9**
Earnings per share	4		12.5p		33.0p
Diluted earnings per share	4		12.5p		33.0p
Dividends per share	3		12.5p		12.5p

All turnover and group operating profit in the current and prior years derive from continuing operations.

Consolidated statement of total recognised gains and losses for the year ended 31 December 2001

	2001 £m	2000 £m
Profit for the financial year	35.4	93.1
Gain on foreign currency translation	3.3	45.5
Revaluation of fixed assets	0.5	52.8
Total gains and losses relating to the financial year	39.2	191.4
Prior year adjustments	-	(8.3)
Total gains and losses recognised since last annual report	39.2	183.1

Note of historical cost profits and losses for the year ended 31 December 2001

	2001 £m	2000 £m
Reported profit on ordinary activities before taxation	54.2	129.1
Difference between a historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	0.4	0.4
Historical cost profit on ordinary activities before taxation	54.6	129.5
Historical cost profit for the year retained after taxation, minority interests and dividends	0.5	58.3

Consolidated balance sheet as at 31 December 2001

	2001 £m	2001 £m	2000 £m	2000 £m
FIXED ASSETS				
Tangible assets		2,317.0		2,249.3
Investments in joint ventures				
Share of gross assets	318.9		312.7	
Share of gross liabilities	(225.7)		(217.7)	
Share of minority interests	(21.9)		(25.4)	
Loans to joint ventures	39.9		47.5	
	111.2		117.1	
Investment in associated undertakings	13.1		13.5	
Investments	0.4		7.1	
		124.7		137.7
		2,441.7		2,387.0
CURRENT ASSETS				
Stocks		17.9		26.6
Properties held for resale		-		13.9
Debtors falling due within one year	64.3		82.6	
Debtors falling due after more than one year	9.7		19.8	
		74.0		102.4
Cash at bank and in hand		78.0		119.2
		169.9		262.1
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		(283.4)		(303.8)
NET CURRENT LIABILITIES		(113.5)		(41.7)
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,328.2**		**2,345.3**
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		(692.0)		(721.8)
PROVISIONS FOR LIABILITIES AND CHARGES		(3.7)		(4.2)
NET ASSETS		**1,632.5**		**1,619.3**
CAPITAL AND RESERVES				
Called up share capital		84.7		84.6
Share premium account		845.5		844.7
Revaluation reserve		345.8		341.4
Profit and loss account		197.4		197.9
SHAREHOLDERS' FUNDS - EQUITY		**1,473.4**		**1,468.6**
MINORITY INTERESTS - equity		159.1		145.6
- non equity		-		5.1
TOTAL CAPITAL EMPLOYED		**1,632.5**		**1,619.3**

Consolidated cash flow statement for the year ended 31 December 2001

	2001 £m	2001 £m	2000 £m	2000 £m
CASH FLOW STATEMENT				
Net cash inflow from operating activities		136.0		199.1
Dividends received from associated undertakings		0.5		1.6
Dividends received from joint ventures		0.3		-
Returns on investments and servicing of finance		(49.1)		(59.3)
Taxation paid		(7.2)		(20.1)
Capital expenditure and financial investment		(20.9)		(106.9)
Acquisitions and disposals		(6.6)		2.0
Equity dividends paid		(35.3)		(29.8)
Cash inflow/(outflow) before use of liquid resources and financing		**17.7**		**(13.4)**
Management of liquid resources		**11.1**		**9.8**
Financing				
Net cash from the issue of shares and purchase of minority interests	(1.2)		(0.5)	
Decrease in debt and lease financing	(57.8)		(11.7)	
		(59.0)		**(12.2)**
Decrease in cash in the period		**(30.2)**		**(15.8)**
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT				
Decrease in cash in the period	(30.2)		(15.8)	
Cash inflow from decrease in liquid funds	(11.1)		(9.8)	
Cash outflow from the decrease in debt and lease financing	57.8		11.7	
Change in net debt resulting from cash flows		16.5		(13.9)
Acquisitions		(1.1)		(26.6)
Deferred finance costs		0.3		5.3
Translation differences and other non cash movements		(4.3)		(27.9)
Movement in net debt in the period		11.4		(63.1)
Net debt at 1 January 2001		(696.8)		(633.7)
Net debt at 31 December 2001		**(685.4)**		**(696.8)**

NOTES

1. SEGMENTAL INFORMATION

	Europe 2001 £m	USA 2001 £m	Asia 2001 £m	Australasia 2001 £m	Group 2001 £m
TURNOVER					
Hotel	158.4	212.6	159.6	35.9	566.5
Non-hotel	-	3.8	1.8	22.5	28.1
Total	158.4	216.4	161.4	58.4	594.6
Hotel gross operating profit	68.5	53.8	61.0	12.6	195.9
Hotel fixed charges	(26.5)	(30.0)	(25.9)	(7.4)	(89.8)
Hotel operating profit	42.0	23.8	35.1	5.2	106.1
Non-hotel operating profit	-	1.3	1.3	4.5	7.1
Profit before central costs	42.0	25.1	36.4	9.7	113.2
Central costs					(12.8)
Group operating profit					100.4
Share of operating profit of joint ventures		5.5	5.8		11.3
Share of operating profits of associated undertakings		0.9			0.9
Net interest payable					(58.4)
Profit on ordinary activities before taxation					54.2
NET ASSETS					
Net hotel operating assets	704.2	731.1	674.5	84.5	2,194.3
Net non-hotel operating assets	-	17.1	43.3	34.2	94.6
Net assets of joint ventures	-	52.1	19.2	-	71.3
Net assets of associated undertakings	-	11.4	0.7	-	12.1
Non operating net liabilities					(739.8)
Net assets					1,632.5

Hotel fixed charges include property rent, taxes and insurance, depreciation and amortisation, operating lease rentals and management fees. There are no inter segment sales. Turnover by origin is not significantly different from turnover by destination. Turnover derives from two classes of business; hotel operations and non - hotel operations comprising property transactions. Net assets of joint ventures are shown net of interest bearing loans of £145.4m (2000: £135.4m). Net assets of associated undertakings are shown net of interest bearing loans of £5.9m (2000: £6.0m).

Non operating net liabilities comprise net debt, dividends payable and deferred consideration.

	Europe 2000 £m	USA 2000 £m	Asia 2000 £m	Australasia 2000 £m	Total 2000 £m
TURNOVER					
Hotel	165.3	277.6	176.2	36.0	655.1
Non-hotel	-	3.5	1.9	30.4	35.8
Total	165.3	281.1	178.1	66.4	690.9
Hotel gross operating profit	78.3	99.1	69.4	12.1	258.9
Hotel fixed charges	(21.6)	(29.4)	(25.4)	(7.2)	(83.6)
Hotel operating profit	56.7	69.7	44.0	4.9	175.3
Non-hotel operating profit	-	1.1	1.3	6.4	8.8
Profit before central costs	56.7	70.8	45.3	11.3	184.1
Central costs					(12.6)
Group operating profit					171.5
Share of operating profits of joint ventures			8.0		8.0
Share of operating profits of associated undertakings		14.5			14.5
Net interest payable					(64.9)
Profit on ordinary activities before taxation					129.1
NET ASSETS					
Net hotel operating assets	707.5	707.8	652.4	82.1	2,149.8
Net non–hotel operating assets	-	16.5	34.6	86.9	138.0
Net assets of joint ventures	-	53.0	16.6	-	69.6
Net assets of associated undertakings	-	11.2	1.1	-	12.3
Non operating net liabilities					(750.4)
Net assets					1,619.3

2. TAXATION

	2001 £m	2000 £m
The tax charge comprises:		
Corporation tax charge at 30% (2000: 30%)	3.0	10.0
Overseas taxation	9.3	13.2
Taxation attributable to profits of joint ventures	0.4	0.3
Taxation attributable to profits of associated undertakings	-	0.5
	12.7	24.0
Over provision in relation to prior years	(3.0)	(1.5)
	9.7	22.5

3. DIVIDENDS - EQUITY

If approved at the Annual General Meeting, the final dividend of 8.3p per share will be paid on 22 May 2002 to shareholders on the register as at close of business on 3 May 2002.

4. EARNINGS PER SHARE

The earnings per share are based on earnings of £35.4m (2000: £93.1m) and a weighted average number of shares in issue during the period of 282.4m (2000: 281.9m). Diluted earnings per share are based on a weighted average number of shares in issue during the period, as adjusted for the exercise of options, of 282.6m (2000: 282.2m).

5. BASIS OF PREPARATION

The financial information set out in this announcement does not constitute the Group's statutory accounts for the periods ended 31 December 2001 or 31 December 2000 but is derived from those accounts. Statutory accounts for 2000 have been delivered to the Registrar of Companies and those for 2001 will be delivered following the Company's Annual General Meeting.

The auditors have reported on those accounts. Their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

6. ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 21 May 2002.

7. KEY OPERATING STATISTICS

	2001	2000
OCCUPANCY (%)		
Europe	75.5	79.2
USA	58.8	67.8
Asia	62.5	68.9
Australasia	67.1	64.4
Group	65.1	69.9
AVERAGE ROOM RATE (£)		
Europe	79.92	82.98
USA	92.93	83.90
Asia	64.19	62.15
Australasia	28.56	30.02
Group	71.39	71.22
YIELD PER AVAILABLE ROOM (£)		
Europe	60.34	65.72
USA	54.64	56.88
Asia	40.12	42.82
Australasia	19.16	19.33
Group	46.47	49.78
GROSS OPERATING PROFIT MARGIN (%)		
Europe	43.2	47.4
USA	25.3	35.7
Asia	38.2	39.4
Australasia	35.1	33.6
Group	34.6	39.5

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *Full/~~Half~~ Year Ended 31 December 2001

(referred to in this Report as the '**Current Full/~~Half Year~~**')

Preliminary **full/~~half~~ year** report on results (including the results for the previous corresponding **full/~~half~~ year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *~~Half~~/Full Year NZ$'000	*Up/(Down) %	Previous Corresponding *~~Half~~/Full Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	201,302	(16.6%)	241,459
	(b)	Other Revenue	1,030		653
	(c)	Total Operating Revenue	202,332		242,112
2	(a)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	18,679	-30.9%	27,038
	(b)	Unusual Items for Separate Disclosure			(23,661)
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	18,679	453.1%	3,377
	(d)	Less tax on Operating Profit	2,153		4,511
	(e)	Operating *Surplus (deficit) after Tax but before Minority Interes	16,526		(1,134)
	(f)	Less Minority Interests	5,832		(2,584)
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE**	10,694	637.5%	1,450
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	16,526	1557.3%	(1,134)
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]	5,832		(2,584)
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	10,694	637.5%	1,450

* Delete as required

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	889	636
(b)	# Interest revenue included in Item 5(a) above but not yet received	10	30
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	10,683	9,318
(d)	# Interest costs capitalised in asset values	813	2,218
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	10,101	10,522
(g)	Write-off of intangibles	1,019	1,359
(h)	Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *~~HALF~~/FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *~~Half~~/Full Year

REFER TO CHAIRMAN'S STATEMENT

(ii) Significant trends or events since end of Current *~~Half~~/Full Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

None, except for the early adoption of Financial Reporting Standard (FRS) 37 (Consolidating Investments in Subsidiaries). In previous years the groups interest in the Copthorne Hotel & Resort, Bay of Islands, was accounted for as a joint venture and proportionately consolidated. In 2001 this entity is now consolildated using the purchase method. The effect of consolidating the Copthorne Hotel & Resort, Bay of Islands, is to increase owners equity and minority interests by $4.2 million.

* Delete as required

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted. EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current *~~Half~~/Full Year NZ cents	Previous Corresponding *~~Half~~/Full Year NZ cents
Basic EPS	3.06	0.42
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half-year~~/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half-year~~/full year report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

SEE ATTACHED NOTE 9

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current ~~*Half/~~ Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	8,649	2,338	17,550
(b) Receivables	27,542	108,841	38,626
(c) Development property held for resale within current year	15,872	46,468	34,948
(d) Inventories	1,284	1,468	1,220
(e) Other	479	589	
(f) TOTAL CURRENT ASSETS	53,826	159,704	92,344
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties	116,495	113,150	113,036
(j) Property, plant and equipment	268,476	267,574	271,200
(k) Intangibles	7,705	8,433	8,321
(l) Development property held for resale after current year	32,268	28,051	30,610
(m) TOTAL NON-CURRENT ASSETS	424,944	417,208	423,167
(n) TOTAL ASSETS	478,770	576,912	515,511
11 CURRENT LIABILITIES:			
(a) Accounts payable	20,995	44,028	33,713
(b) Borrowings	2,500	125,933	76,556
(c) Provisions			
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	23,495	169,961	110,269
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	129,748	101,154	92,095
(h) Provision for deferred taxation	5,246	4,115	5,033
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	134,994	105,269	97,128
(k) TOTAL LIABILITIES	158,489	275,230	207,397
(l) NET ASSETS	320,281	301,682	308,114
12 SHAREHOLDERS' EQUITY			
(a) Share capital	430,245	430,245	430,245
(b) Reserves (i) Revaluation reserve	5,037	2,534	2,534
(ii) Other reserves	2,842	4,592	3,911
(c) Retained ~~*surplus~~ (accumulated deficit)	(219,469)	(227,718)	(225,388)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	218,655	209,653	211,302
(e) Outside equity interests in subsidiaries	101,626	92,029	96,812
(f) TOTAL SHAREHOLDERS' EQUITY	320,281	301,682	308,114

* Delete as required

STATEMENT OF CASH FLOWS FOR *~~HALF~~/FULL YEAR

(See Note (IX) attached)

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from customers	281,064	166,977
(b)	Interest received	909	636
(c)	Dividends received		13
(d)	Payments to suppliers and employees	(158,443)	(191,038)
(e)	Interest paid	(10,403)	(9,318)
(f)	Income taxes paid	(823)	(2,189)
(g)	Interest paid capitalised to development projects	(813)	(2,218)
(h)	**NET OPERATING CASH FLOWS**	111,491	(37,137)
14	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a)	Cash proceeds from sale of property, plant and equipment	558	42
(b)	Cash proceeds from sale of equity investments		186
(c)	Loans repaid by other entities		
(d)	Cash paid for purchases of property, plant and equipment	(9,541)	(4,209)
(e)	Interest paid - capitalised		
(f)	Cash paid for purchases of equity investments		
(g)	Loans to other entities		
(h)	Cash paid for purchases of investment properties	(978)	(2,949)
(i)	**NET INVESTING CASH FLOWS**	(9,961)	(6,930)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a)	Cash proceeds from issues of shares, options, etc.		
(b)	Borrowings	27,381	45,046
(c)	Repayment of borrowings	(119,389)	
(d)	Dividends paid	(3,589)	(4,014)
(e)	Other		
(f)	**NET FINANCING CASH FLOWS**	(95,597)	41,032
16	**NET INCREASE (DECREASE) IN CASH HELD**	5,933	(3,035)
(a)	Cash at beginning of *~~half year~~/full year	2,338	5,341
(b)	Exchange rate adjustments to Item 16(a) above	378	32
(c)	**CASH AT END OF *~~HALF YEAR~~/FULL YEAR**	8,649	2,338

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Cash on Hand and at Bank	3,293	3,564
Deposits at call	7,793	558
Bank Overdraft	(2,437)	(1,784)
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	8,649	2,338

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *~~Half~~/Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *~~Half~~/Full Year	Previous Corresponding *~~Half~~/Full Year	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT ~~HALF~~/FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
ORDINARY SHARES:	349,598,066	349,598,066	25.00
Issued during current *~~half year~~/full year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	

OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *~~half year~~/full year	NIL	NIL	

DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING** (Location) (if full year report)

(a) To be held at Auckland

(b) Date TBA Time pm

(c) Approximate date of availability of Annual Report Early April 2002

If this *~~half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

(K. Arasaratnam) Group Company Secretary
(signed by) Authorised Officer of Listed Issuer

13-Mar-02
(date)

CDL Hotels New Zealand Limited

Full Year ended 31 December 2001

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2001 NZD000's	2000 NZD000's	2001 NZD000's	2000 NZD000's	2001 NZD000's	2000 NZD000's
Segment Revenue	124,290	120,129	78,042	121,983	202,332	242,112
Profit/(Loss) for the period after taxation before Minority Interests	4,616	*(22,578)	**11,910	21,444	16,526	(1,134)
Segment Assets	294,001	286,354	184,769	290,558	478,770	576,912

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2001 NZD000's	2000 NZD000's	2001 NZD000's	2000 NZD000's	2001 NZD000's	2000 NZD000's
Segment Revenue	125,949	124,591	76,383	117,521	202,332	242,112
Profit/(Loss) for the period after taxation before Minority Interests	**4,110	3,440	12,416	*(4,574)	16,526	(1,134)
Segment Assets	259,125	251,914	219,645	324,998	478,770	576,912

*after writedown of hotel property of $23.661 million.

**the business of Knight Frank (NZ) was sold and in the year ended 31 December 2001. The loss attributed to this business segment was $2.1 million.

CDL HOTELS NEW ZEALAND LIMITED
Chairman's Statement

Financial Information

The Directors of CDL Hotels New Zealand Limited ("CDL") are pleased to announce a profit after tax of $10.7 million for the year ended 31 December 2001 compared to $1.5 million for the corresponding period the previous year. Of this, $3.0 million was attributable to the profit from the sale of residential apartments in Sydney. The total operating revenue of $202.3 million was 16.4% lower than last year mainly due to reduced income this year, as compared to last year, from the sale of the apartments.

Shareholders' funds including minority interest improved to $320,281,000 on 31 December 2001, compared to $301,682,000 a year earlier. Net asset backing per share (excluding minority interests) increased to 62.5 cents per ordinary share (2000: 60 cents). Total assets amounted to $478,770,000 compared to $576,912,000 a year earlier. This was due to the usage of cash funds received from the sale of apartments to reduce bank borrowings and a reduction in development property stock. Total liabilities reduced by 42.4% to $158.5 million. Earnings per share leaped by 629% to 3.06 cents (2000: 0.42 cents).

New Zealand Hotel Operations

CDL has a portfolio of 28 hotels , owned, leased, franchised or managed in this region under the Millennium, Copthorne and Quality Hotel brands, providing a total of 3,576 rooms in 15 locations. The Group is part of Millennium & Copthorne Hotels plc ("M&C") which is one of the largest and rapidly expanding global hotel chains in the world with hotels in Europe, Asia and the United States of America as well as hotels in the Middle East and North Africa which are due to open shortly. The hotels in New Zealand continue to benefit from this international relationship as it provides a link to the global distribution chain and network to promote these hotels.

The turnover from the New Zealand hotel operations was $105.2 million. This is a 5.3% increase on 2000 levels. An overall increase in average occupancy of 5.6% on 2000 levels was reported. The average room rate increased marginally by 0.5% which in turn reflected an overall 6.1% increase in yield.

The overall trading activity of the New Zealand hotel industry was generally steady during the year although the industry had to cope with three major disruptions during the year, namely the demise of Qantas New Zealand, the consequences of the September 11 tragedy and the uncertain situation surrounding the future of Air New Zealand and Ansett Australia. All these events had a significant impact on trading patterns.

International visitors constituted 65% of our guests profile for the year (2000: 62%). Tourism New Zealand reported a 6.7 % rise in international arrivals with 9.9% growth from Australia, Europe (6.2%) and Asia (excluding Japan) (7.1%). On the other hand there was, however, a decline was from the USA (4.3%) and Japan (1.5%).

Whist in general there was a slowing down in the supply of new room inventory in the major corporate centres of Auckland and Wellington the existing imbalance between supply and demand continues to hinder the benefits associated with this growth in international arrivals as new suppliers, keen to attract market share, are offering their products at significantly reduced

rates in the market place. We expect this imbalance to be corrected over the course of time and we are beginning to see positive results in Queenstown, Christchurch and Rotorua.

Prior to September 11, New Zealand hotel operations recorded a positive revenue growth despite the absence of the hosting of any significant international events during this period. All regions, with the exception of Auckland, achieved growth during this period. The Queenstown, Rotorua and Christchurch regions performed particularly well. Wellington maintained its occupancy levels although at a reduced room rate. This reduced room rate was a result of the region's reliance on both corporate and Government support which became increasingly rate sensitive. However, there has been an increase in the leisure market due to the capital hosting various sporting events and also being the gateway to the South Island.

Traditionally, due to seasonal reasons, the start of the second half of the year is normally the weaker trading period. This was further exacerbated by the September 11 events. However, the hotels generated an increase of 4% in occupancy and a 5.2% in yield on 2000 levels mainly as a result of a very strong conference period in Christchurch, a good ski season and capitalising on the domestic leisure market.

From the brand perspective, the Millennium and Copthorne branded hotels improved their position and recorded increased revenues and profits well in excess of 2000 levels. The mid-tier Quality branded hotels continued to operate profitably in an increasingly competitive environment.

Some major capital expenditure works were completed during the year . These works included the refurbishment of 145 guestrooms at the Copthorne Resort – Bay of Islands at Waitangi and air conditioning of the Millennium Hotel Rotorua. The original 100 guestrooms of Copthorne Resort Lakefront, Queenstown, was also refurbished to bring it in line with the other rooms. These projects are already contributing to the improved revenue and profitability of the group. A major refurbishment programme for Copthorne Central Christchurch is planned during the first half of this year.

Management is continuing to develop the branding concept whilst maintaining the current competitive level of operating expenses. The constant review of our human resources and training strategies maintains the focus on the production of improved results in the year 2002 and beyond. The Group's stringent policy to Occupational Safety and Health (OSH) issues has been rewarded by the grant by Accident Compensation Corporation("ACC") of tertiary status, a position enjoyed by only 2% of companies in New Zealand. All these efforts have generated significant benefits in our operating costs.

Kingsgate International Corporation Limited ("KIC")

Kingsgate International Corporation Limited, a 50.74% owned subsidiary of the company, reported a net operating profit of $10.8 million (2000 : $6.8 million) on a total revenue of $76.4 million (2000 : $117.5 million) for the year ended 31 December 2001. When comparing the performance over the two years it should be noted that the year 2000 results were affected by the $12.3 million write-down of Millennium Sydney.

The Millennium Hotel Sydney recorded a fall by 18% in revenue over the corresponding period the previous year. This fall was partly due to the absence of the hosting of any major international event like the Olympics in Sydney during the year and partly to the September 11 disaster and the Ansett Australia collapse. Both these events seriously affected the hospitality industry. In spite of this, the Millennium Hotel Sydney improved its average occupancy marginally to 80.4% but this was at the expense of rate and yield. Performance of food and beverage outlets has been disappointing with a 18.7% fall in revenue mainly due to intensive competition among bars and restaurants in the King's Cross area.

The Birkenhead Point Shopping Centre continues to trade commendably with a further 10% increase in revenue on the previous year. This is a pleasing result as most shopping centres in Sydney have experienced flat or negative growth over the last 12 months. The average occupancy at this centre remains high at 93% and it achieved an excellent 8% increase in the Australia dollar average rental rate per square metre compared to the previous year.

The Kingsgate Shopping Centre at the Hotel showed an improved performance during the period under review. Its turnover for 2001 was 14% higher than that of the previous year, although occupancy at 80% was 6% lower. This shopping centre achieved a 5% increase on the Australian dollar average rental rate per square metre.

Stage II of the Birkenhead Quays Project consisting of three waterfront blocks comprising 148 apartments was successfully completed in December 2000 and sales of the completed units continued during the year. A total of 95 units were sold in year 2000 for a value of $76,189,000. During the twelve months ended 31 December 2001, a further 42 units were sold for a value $37,213,000. Of the remaining 11 units, 8 have been sold so far this year and management are confident that the remaining 3 units will be sold in the next few months.

For the twelve months ended 31 December 2001, revenue from the Birkenhead Point Marina decreased by 16% compared to the corresponding period the previous year due to a reduction in operational berths from 191 to 177 authorised berths, as required by the Waterways Authority. Occupancy remains at an excellent 98% on those 177 available berths demonstrating a high demand for such a facility in Sydney.

Approval of the refurbishment plan of the Birkenhead Point Marina has been received and work is to commence later this month and is scheduled for completion by end of July 2002.

CDL Investments New Zealand Limited

CDL Investments New Zealand Limited ("CDLI"), a 60.12% owned subsidiary of CDL, reported a net loss after tax of $264,000 (2000: profit of $4,081,000) for the year on a turnover of $20,269,000 (2000 : $26,619,000). Net operating loss before tax was $278,000, a decrease of 105% over the corresponding period the previous year. This result reflects a disappointing year for its property development and services subsidiaries.

CDL Land recorded annual sales of 163 sections during the year as compared with 204 in 2000. A land property comprising 4.05 hectares was acquired during the year. This brings the total land holdings to 13.871 hectares which we plan to subdivide to yield 145 residential lots in 30 different projects.

During the year the performance of the property management/services company, Knight Frank New Zealand Limited ("Knight Frank"), continued its downward trend both in revenue

generation and profitability and returned its worst results since its inception. A major factor has been the loss of business from the land resource division which has been the major revenue earner in the past few years. As a result, the board has decided to sell this business unit to another major property services company who will merge the activities of Knight Frank with their own operations early in 2002. This sale is now unconditional and settlement date is 28 March 2002.

Dividend Announcement

In addition to the fully imputed ordinary dividend of 0.7 cents per share, due to the very encouraging result of CDL, the directors have declared a fully imputed special dividend of 0.7 cents per share to be paid together on 9 April 2002.

Future Outlook

The Board remains positive about the long-term growth prospects for the property and tourism sectors both in Australia and New Zealand. The hotel market environment in New Zealand is expected to recover from the September 11 effects during the current year but will continue to be highly competitive as yields come under pressure. Management is committed to further develop all three brands and maintain the competitive edge by using innovative marketing strategies and the international network to maintain or improve its market share.

Both the shopping centres in Sydney should continue to do well as the Australian economy shows sign of recovery. The marina refurbishment when completed in July would result in increased revenues in line with market and much reduced operating expenses. The board of KIC continues to review the position of the Millennium Hotel Sydney with a view to either refurbish the product or restructure it to enhance its value.

The board of CDLI is now better able to focus on the fundamentals required for successful property investment and development now that the sale of the property services operations is completed. The board of CDLI remains confident and expects an improved result for the year 2002.

The year has started with an encouraging note with good initial trading results throughout the Group and the Board is of the view that, barring unforeseen circumstances and events, the year 2002 should be profitable.

John Wilson
CHAIRMAN
13 March 2002

Any inquiries please contact: Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Ph (09) 913 8001
Fax (09) 309 3244
Email: tsang.jm@cdlhms.co.nz

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *Full/~~Half~~ Year Ended 31 December 2001

(referred to in this Report as the '**Current Full/~~Half Year~~**')

Preliminary **full/~~half~~ year** report on results (including the results for the previous corresponding **full/~~half~~ year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer does not have a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED OPERATING STATEMENT		
		Current *~~Half~~/Full Year NZ$'000	*Up/(Down) %	Previous Corresponding *~~Half~~/Full Year NZ$'000
1	**OPERATING REVENUE**			
	(a) Sales Revenue	19,580	(23.9%)	25,896
	(b) Other Revenue	689		723
	(c) Total Operating Revenue	20,269		26,619
2	(a) **OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	1,232	(79.8%)	6,102
	(b) Unusual Items for Separate Disclosure	(1,510)		
	(c) **OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	(278)	(104.5%)	6,102
	(d) Less tax on Operating Profit	(14)		2,021
	(e) Operating *Surplus (deficit) after Tax but before Minority Intere	(264)		4,081
	(f) Less Minority Interests			
	(g) Equity Earnings [detail in Item 19 below]			
	(h) **OPERATING *SURPLUS (DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUI**	(264)	(106.5%)	4,081
3	(a) Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b) Less Minority Interests			
	(c) Extraordinary Items after Tax Attributable to Members			
4	(a) **TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	(264)	(106.5%)	4,081
	(b) Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	(264)	(106.5%)	4,081

* Delete as required

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
5	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT ~~HALF~~/FULL YEAR** **# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~**		
(a)	Interest revenue included in Item 2(c) above	189	502
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)		
(d)	# Interest costs capitalised in asset values	813	717
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	289	247
(g)	Write-off of intangibles	-	
(h)	Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *~~HALF~~/FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items				
Loss on Sale of Business	1,510	498		1,012
Total Unusual Items	1,510	498		1,012
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *~~Half~~/Full Year

CHAIRMAN'S STATEMENT ATTACHED

(ii) Significant trends or events since end of Current *~~Half~~/Full Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	CONSOLIDATED Current ~~*Half~~/Full Year NZ cents	CONSOLIDATED Previous Corresponding ~~*Half~~/Full Year NZ cents
Basic EPS	(0.14)	2.24
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the ~~*half-year~~/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the ~~*half year~~/full year report

SEGMENTS

Not applicable as the company only operates in New Zealand and is primarily involved in property related services and development.

Operating revenue:
- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]
Segment result
Unallocated expenses
Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
Segment assets
Unallocated assets
Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *~~Half/~~ Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash			338
(b) Receivables	10,457	15,148	15,096
(c) Development property held for resale within current year	8,067	8,223	7,865
(d) Inventories			
(e) Other	705	422	334
(f) TOTAL CURRENT ASSETS	19,229	23,793	23,633
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties			
(j) Property, plant and equipment	19	707	668
(k) Intangibles			153
(l) Development property held for resale after current year	32,268	31,588	30,610
(m) TOTAL NON-CURRENT ASSETS	32,287	32,295	31,431
(n) TOTAL ASSETS	51,516	56,088	55,064
11 CURRENT LIABILITIES:			
(a) Accounts payable	971	2,238	1,426
(b) Borrowings/bank overdraft	1,042	1,459	
(c) Provisions	39	305	
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	2,052	4,002	1,426
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	9,894	9,000	11,900
(h) Provision for deferred taxation	392	946	938
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	10,286	9,946	12,838
(k) TOTAL LIABILITIES	12,338	13,948	14,264
(l) NET ASSETS	39,178	42,140	40,800
12 SHAREHOLDERS' EQUITY			
(a) Share capital	21,649	21,375	21,649
(b) Reserves (i) Revaluation reserve			
(ii) Other reserves	83,020	85,992	85,992
(c) Retained *~~surplus~~ (accumulated deficit)	(65,491)	(65,227)	(66,841)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	39,178	42,140	40,800
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	39,178	42,140	40,800

* Delete as required

STATEMENT OF CASH FLOWS FOR *~~HALF~~/FULL YEAR (See Note (IX) attached)	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	24,043	26,516
(b) Interest received	189	502
(c) Dividends received		13
(d) Payments to suppliers and employees	(19,690)	(25,537)
(e) Interest paid	(60)	
(f) Income taxes paid	(437)	(1,995)
(g) Interest paid capitalised to development projects	(813)	(717)
(h) NET OPERATING CASH FLOWS	3,232	(1,218)
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment		2
(b) Cash proceeds from sale of equity investments		196
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(625)	(381)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Cash paid for purchases of investment properties		
(i) NET INVESTING CASH FLOWS	(625)	(183)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings	894	2,100
(c) Repayment of borrowings		
(d) Dividends paid	(3,084)	(1,475)
(e) Other		
(f) NET FINANCING CASH FLOWS	(2,190)	625
16 NET INCREASE (DECREASE) IN CASH HELD	417	(776)
(a) Cash at beginning of *~~half year~~/full year	(1,459)	(683)
(b) Exchange rate adjustments to Item 16(a) above		
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	(1,042)	(1,459)

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Shares were issued under the Company's Dividend Reinvestment Plan equalling $274,000 and $2,911,000 in 2001 and 2000 respectively.

* Delete as required

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Cash on Hand and at Bank		
Deposits at call		
Bank Overdraft	(1,042)	(1,459)
Other (provide details)		
Total = Cash at End of *~~Half~~/Full Year [Item 16(c) above]	(1,042)	(1,459)

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations"). NIL

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	EQUITY EARNINGS	
	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *~~Half~~/Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *~~Half~~/Full Year	Previous Corresponding *~~Half~~/Full Year	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
			Equity Accounted	
NIL				
Other Material Interests			*Not Equity Accounted*	
NIL				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Carrying value of investments in associated companies (CV):	NIL	
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus		
Reserves		
Equity carrying value of investments		

* Delete as required

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT ~~HALF~~/FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
ORDINARY SHARES:	187,144,244	187,144,244	
Issued during current *~~half year~~/full year	1,387,033	1,387,033	19.776
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *~~half year~~/full year	NIL	NIL	
DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING**

(Location) (if full year report)	(a) To be advised
	(b) To be advised
Quality Hotel Logan Park	(c) Approximate date of availability of Annual Report: early April 2002

If this *~~half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

(Roy Setchfield) Group Company Secretary
(signed by) Authorised Officer of Listed Issuer

13 March 2002
(date)

* Delete as required

CDL INVESTMENTS NEW ZEALAND LIMITED
CHAIRMAN'S REVIEW

Media Release **13 March 2002**

CDL Investments New Zealand Limited (CDLI), a 60.12% owned subsidiary of CDL Hotels New Zealand Limited announced a net loss after tax of $264,000 for the 12 months ended 31 December 2001, down 106.5%, on the previous year. Total revenue of $20,269,000, was a decrease of 23.9% from that of last year. Net operating loss before tax was $278,000, a decrease of 104.5% over the previous year primarily reflecting an average year from the company's core land investment and development activities offset by a disastrous trading year from the property services subsidiary, Knight Frank (NZ) Limited.

Financial Information

Total shareholders funds, as at 31 December 2001 was $39,178,000 with total assets at $51,516,000. Net asset backing as at 31 December 2001, dropped to 21 cents per share. Earnings per share, was (0.14) cents compared to 2.24 cents the previous year.

Operations

The year 2001 was a good year for the New Zealand economy, in contrast to the recessionary position generally experienced by our major trading partners. Strong commodity prices, an undervalued New Zealand dollar together with low unemployment, low interest rates and low inflation helped build domestic demand. Domestic property sales finished the year on a strong note, albeit from the lower value sector of the market, after building steadily during the year with momentum that will carry into 2002,.

Notwithstanding that market conditions were better than the prior year, the property services subsidiary of Knight Frank (NZ) Limited continued its revenue decline, begun during 2000, and turned in its worst financial performance in its relatively short history. A major factor has been the dramatic decline in profitability of the company's Land Resource Division, that has underpinned the revenue and profitability in recent years.

Knight Frank is now in need of significant financial restructure and reinvestment. However as property services is no longer considered to be a core business of CDLI, the Board has sometime ago elected to exit this area and actively sought suitable buyers. This has now resulted in a sale of the Knight Frank business and staff to another major property services company who will merge Knight Frank with their own operations early in 2002. This will allow CDLI to focus on its core land investment and development activities without the drain on profits and resources of its other poorly performing subsidiaries.

Land-based investment and development activities continue to be the major contributor to the profits of 2001 (offset by losses mainly from the property services activities) although it was a year that started slowly and gained momentum in the second half. In the course of the year more than 163 residential sections were sold. This compared with 204 sections sold during the same period the previous year.

During the year, an adjoining property to East Coast Bays Road land holding in Auckland was acquired. This acquisition, comprising 4.05 hectares, brought up to 13.871 hectares, the land

holdings scheme planned to be subdivided to yield 145 residential lots. The first stage comprising 45 lots is currently under development and will be released to the market later in the year.

Currently the company is in the process of developing 115 new lots from its land bank in Auckland, and Hamilton. Progress on these sites would have been more advanced if it had not been for the period of unseasonable wet weather experienced during November and December.

Dividend

In view of the loss for the year, the Board is not recommending the payment of any dividend.

Increase in Issued Share Capital

Pursuant to a Dividend Reimbursement Plan a total of 1,387,033 ordinary shares were issued in April 2001. The total number of shares on issue as at 31 December 2001 was 187,144,244 ordinary shares.

Future Outlook

The current strength of the New Zealand economy is expected to last well into 2002 before the effects of the current international recession are felt, and the momentum in local property markets that built during the latter part of 2001 is expected to similarly flow on as well. In confirmation of this, section sales have been particularly strong in the first two months of the year, and this ensures a good start to the new financial year.

With the sale of ailing property services subsidiary finally completed, the Directors are now better able to focus on the fundamentals required for successful property investment and management. The company has a strong balance sheet and is well placed to take advantage of any opportunities in the market while they exist, and to ride out the more difficult times when these occur. At this stage the Board and management remain confident of the ongoing profitability of the company and also confident of significantly better result in 2002.

John Wilson

Chairman

13 March 2002

Any inquiries, please contact:

Tsang Jat Meng – Managing Director
Ph: (09) 913 8001
Fax: (09) 309 3244
Email: tsang.jm@cdlhms.co.nz

John Lindsay, Executive Director
Ph: (09) 913 8014
Fax: (09) 913 8098
Email: john.lindsay@cdlhms.co.nz

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

KINGSGATE INTERNATIONAL CORPORATION LIMITED

(Name of Listed Issuer)

For Full Year Ended 31 Dec 2001 (Date)

(referred to in this Report as the '**Current Full Year**')

Preliminary **full year** report on results (including the results for the previous corresponding **full year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer ~~has~~/**does not have** a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED OPERATING STATEMENT		
		Current Full Year NZ$'000	*Up/Down %	Previous Corresponding Full Year NZ$'000
1	**OPERATING REVENUE**			
(a)	Sales Revenue	75,795	(36%)	117,522
(b)	Other Revenue	587		83
(c)	Total Operating Revenue	76,382		117,605
2 (a)	**OPERATING *SURPLUS (~~DEFICIT~~) BEFORE UNUSUAL AND TAX**	10,814		19,087
(b)	Unusual Items for Separate Disclosure	-		(12,283)
(c)	**OPERATING *SURPLUS (~~DEFICIT~~) BEFORE UNUSUAL ITEMS AND TAX**	10,814	59%	6,804
(d)	Less tax on Operating Profit	-		-
(e)	Operating *Surplus (deficit) after Tax but before Minority Interes	10,814		6,804
(f)	Less Minority Interests	-		-
(g)	Equity Earnings [detail in Item 19 below]	-		-
(h)	**OPERATING *SURPLUS (~~DEFICIT~~) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	10,814	59%	6,804
3 (a)	Extraordinary Items after Tax [detail in Item 6(a) below]	-		-
(b)	Less Minority Interests	-		-
(c)	Extraordinary Items after Tax Attributable to Members	-		-
4 (a)	**TOTAL OPERATING *SURPLUS (~~DEFICIT~~) AND EXTRA ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	10,814		6,804
(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]	- / -		- / -
(c)	**OPERATING *SURPLUS (~~DEFICIT~~) AND EXTRAORDIN AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	10,814	59%	6,804

* Delete as required

5	DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT FULL YEAR **# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)**	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	587	83
(b)	# Interest revenue included in Item 5(a) above but not yet received	-	-
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	5,895	4,704
(d)	# Interest costs capitalised in asset values	-	1,501
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	1,400	1,656
(g)	Write-off of intangibles	-	-
(h)	Unrealised changes in value of investments	-	-

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items nil	-	-		-
Total Unusual Items	-	-		-
Extraordinary Items item 3(a) above	-	-		-
Total Extraordinary Items	-	-		-

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report. *CHAIRMAN'S STATEMENT ATTACHED*

(i) Material factors affecting the revenues and expenses of the group for the Current Full Year

NIL

(ii) Significant trends or events since end of Current Full Year *NIL*

(iii) Changes in accounting or adopted policies since last Annual Report and/or last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

	CONSOLIDATED	
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current Full Year NZ cents	Previous Corresponding Full Year NZ cents
Basic EPS	2.75	1.73
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales — *SEE ATTACHED NOTE 9*
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	3,810	2,703	7,833
(b) Receivables	7,335	83,875	14,993
(c) Development property held for resale within current year	7,257	37,602	28,584
(d) Inventories	201	881	214
(e) Other			
(f) TOTAL CURRENT ASSETS	18,603	125,061	51,624
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investment properties	114,729	113,150	113,038
(I) Development properties	1,725		
(j) Property, plant and equipment	84,002	86,787	85,785
(k) Intangibles	-	-	-
(l) Other	-	-	-
(m) TOTAL NON-CURRENT ASSETS	200,456	199,937	198,823
(n) TOTAL ASSETS	219,059	324,998	250,447
11 CURRENT LIABILITIES:			
(a) Accounts payable	5,854	50,230	30,458
(b) Borrowings	-	44,003	-
(c) Provisions	657	851	
(d) Other	-	-	-
(e) TOTAL CURRENT LIABILITIES	6,511	95,084	30,458
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	-
(g) Borrowings	64,582	92,154	80,195
(h) Provisions	-	-	-
(I) Other	-	-	-
(j) TOTAL NON-CURRENT LIABILITIES	64,582	92,154	80,195
(k) TOTAL LIABILITIES	71,093	187,238	110,653
(l) NET ASSETS	147,966	137,760	139,794
12 SHAREHOLDERS' EQUITY			
(a) Share capital	162,931	162,931	162,931
(b) Reserves (i) Revaluation reserve	7,836	4,994	4,994
(ii) Other reserves	7,070	10,520	9,176
(c) Retained *surplus (accumulated deficit)	(29,871)	(40,685)	(37,307)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	147,966	137,760	139,794
(e) Outside equity interests in subsidiaries	-	-	-
(f) TOTAL SHAREHOLDERS' EQUITY	147,966	137,760	139,794

* Delete as required

STATEMENT OF CASH FLOWS FOR FULL YEAR
(See Note (IX) attached)

		Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from Customers	150,173	44,052
(b)	Interest Received	587	83
(c)	Dividends Received		
(d)	Payments to Suppliers and Employees	(31,676)	(87,690)
(e)	Interest Paid	(8,269)	(2,704)
(f)	Interest paid - capitalised to development properties		(1,501)
(g)	Other		
(h)	**NET OPERATING CASH FLOWS**	110,815	(47,760)
14	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a)	Cash proceeds from sale of property, plant and equipment		
(b)	Cash proceeds from sale of equity investments		
(c)	Loans repaid by other entities		
(d)	Cash paid for purchases of property, plant and equipment	(509)	(2,471)
(e)	Interest paid - capitalised to investment properties		
(f)	Cash paid for purchases of investment properties	(1,176)	(2,595)
(g)	Loans to other entities		
(h)	Other		
(i)	**NET INVESTING CASH FLOWS**	(1,685)	(5,066)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a)	Cash proceeds from issues of shares, options, etc.		
(b)	Borrowings		52,997
(c)	Repayment of borrowings	(68,642)	
(d)	Dividends paid		
(e)	Other	(39,758)	
(f)	**NET FINANCING CASH FLOWS**	(108,400)	52,997
16	**NET INCREASE (DECREASE) IN CASH HELD**	730	171
(a)	Cash at beginning of full year	2,703	2,555
(b)	Exchange rate adjustments to Item 16(a) above	377	(23)
(c)	**CASH AT END OF FULL YEAR**	3,810	2,703

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
Cash on Hand and at Bank	1,842	2,703
Deposits at call	1,968	
Bank Overdraft		
Other (provide details)		
Total = Cash at End of Full Year [Item 16(c) above]	3,810	2,703

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax		
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		
(f) Less dividends paid to group		
(g) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]		

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current Full Year	Previous Corresponding Full Year	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:			
# (Description)			
Issued during current full year			
ORDINARY SHARES:	393,180,992	393,180,992	
Issued during current full year			
CONVERTIBLE NOTES			
# (Description)			
Issued during current full year			

		Exercise Price	Expiry Date
OPTIONS:			
Issued during current full year			

DEBENTURES - Totals only:			
UNSECURED NOTES - Totals only:			
OTHER SECURITIES			

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING**
(Location) (if full year report)

(a) To be held at Auckland
(b) Date TBA Time
(c) Approximate date of availability of Annual Report early April 2002

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

(K. Arasaratnam) Group Company Secretary
(signed by) Authorised Officer of Listed Issuer

13-Mar-02
(date)

Kingsgate International Corporation Limited

Full Year ended 31 December 2001

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2001 NZD000's	2000 NZD000's	2001 NZD000's	2000 NZD000's	2001 NZD000's	2000 NZD000's
Segment Revenue	18,201	22,157	58,181	95,365	76,382	117,522
Profit/(Loss) for the period before taxation	241	(10,560)	10,573	17,364	10,814	6,804
Segment Assets	86,057	90,518	133,002	234,480	219,059	324,998

(b) Geographic Segments

The Group operates only in Australia.

Kingsgate International Corporation Limited
CHAIRMAN'S STATEMENT

FINANCIAL PERFORMANCE

The Directors of Kingsgate International Corporation Limited ("KIC") announce an audited operating profit after tax of $10.8 million for the twelve months ended 31 December 2001, compared with $6.8 million for the equivalent period the previous year. The earnings per share is 2.75 cents (2000: 1.73 cents). Total operating revenue of $76.4 million was down 37% from $117.5 million in 2000. Revenue attributable to the sale of the residential apartments at Birkenhead Quays was $37.2 million (2000 : $76.2 million). Revenue from normal operations was $39.2 million (2000: $41.3 million) representing a 10% decrease during the period. Revenue from hotel operations was down 15.0% compared to last year, whilst revenue from Birkenhead Point Shopping Centre and Kingsgate Shopping Centre was up 10% and 18% respectively.

Shareholders' funds as at 31 December 2001 totalled $147,966,000 , an increase of 6% since 31 December 2000. The net tangible asset value was 38 cents per share compared to 35 cents as at 31 December 2000.

MILLENNIUM HOTEL SYDNEY

The gross revenue of the Millennium Hotel Sydney for the year ended 31 December 2001 fell by a disappointing 17.8% when compared to that of the equivalent period in the year 2000. This fall was partly due to the absence of the hosting of any major international event like the Olympics in Sydney and partly to the September 11 disaster, the Ansett Australia collapse and the uncertainties about Air New Zealand. These events adversely affected hotel trading particularly during the second half of the year.

The average room occupancy of 80.4% was an increase of 2.2% from the previous year but this was at the expense of average room rate which fell by 14.4%.

The performance of the food and beverage outlets has been disappointing with a 18.7% fall in revenue. This reduced revenue is partly attributable to the cancellations subsequent to September 11 and partly due to the intensive competition among bars/restaurants in the King's Cross area.

KINGSGATE SHOPPING CENTRE

The Kingsgate Shopping Centre at the Hotel showed an improved performance during the period under review. Its turnover for 2001 was 18% higher than that in the previous year although the occupancy at 80% was 5% lower. The major anchor tenant Coles continues to perform very well and revenues from signage were considerably higher than last year. The shopping centre achieved a 5% increase on the Australian dollar average rental rate per square metre.

BIRKENHEAD POINT SHOPPING CENTRE

For the year ended December 2001, the Birkenhead Point Shopping Centre reported a 10% increase in gross revenue compared to last year, and continuing on from the 38% improvement of revenues in 2000. This is a very pleasing result considering most shopping centres in Australia have experienced flat or negative rental growth over the past 12 months.

During 2001, management has continued its strong marketing campaign to reposition the shopping centre as a major destination for "Labels, Leisure and Lifestyle" branding. This has resulted in increased customer traffic-flow through the centre and new and improved leasing deals with major brand tenants. Average occupancy in the retail space during the 12 months ended 31 December 2001 increased to 97% (2000 : 95%) and the centre achieved an excellent 8% increase in the Australian dollar average rental rate per square metre compared to the prior year. Occupancy in the centre's office space was down 14% compared to last year, partly due to the termination of one significant tenant and partly due to an over-supply of vacant office space in the Sydney market.

BIRKENHEAD POINT MARINA

For the twelve months ended 31 December 2001, the revenue of the Birkenhead Point Marina decreased by 13% compared to the previous period. Operational berths decreased from 191 to 177 due to the removal of some berths outside the breakwater as required by the Waterways Authority. These berths normally accommodate large vessels representing 16% of our annual marina income. Of the 177 berths remaining, occupancy stands at an excellent 98%, which demonstrates the high demand for such a facility in the Sydney Harbour area.

The approvals for the redevelopment of the marina have been obtained and works are due to begin in March 2002. This redevelopment will result in increased marina revenues in line with the current market and decreased operating expenses.

BIRKENHEAD QUAYS PROJECT

Stage 2 of the Birkenhead Quays residential project, consisting of three Waterfront Luxury Apartment Blocks totalling 148 units, was successfully completed in December 2000, on schedule and within budget. A total of 95 units were sold in year 2000 for a value of $76,189,000. During the twelve months ended 31 December 2001, a further 42 units were sold for a value $37,213,000. Of the remaining 11 units, 8 have been sold so far this year and management are confident that the remaining 3 units will be sold in the next few months. Building approval has been received from Council for the construction of a further 24 units in Stage 3. However, no commitment has yet been made by the Company to this project.

REDEMPTION OF PREFERENCE SHARES

Due to the encouraging cashflow situation of the Company in the past twelve months, all the redeemable preference shares issued on 18 September 1998 were redeemed by the Company in 2 stages, half in June 2001 and the other half in December 2001. All accumulated and unpaid dividends due on redemption date were also paid out. The total redemption and dividends amounts was $41,272,172.

DIVIDEND

The company will not be paying any dividend this year.

FUTURE OUTLOOK

The outlook for 2002 is encouraging but challenging. Market analyst forecast a revival of the Australian economy and there are reports of a 8% reduction in Sydney's hotel inventory(Source: Jones Lang LaSalle) by the end of the first quarter of this year. Also, the return of the high yielding Japan and USA markets together with increased volume from China and the Europe is expected during the second half of 2002.

Strong retail occupancy, new anchor tenants and continued marketing programmes should see the revenue of the Birkenhead Point Shopping Centre continuing to improve, thus resulting in a higher capitalised value for the asset. Management are confident that the remaining units from Stage 2 of the Birkenhead Quays residential project will be sold during 2002. Refurbishment of the Birkenhead Point Marina will see improved income streams from this asset from the second half of 2002 onwards.

Barring unforeseen circumstances and events, the directors anticipate a satisfactory 2002 result and a positive net operating profit for the full year.

CHANGES TO THE BOARD

During the year Mr Anthony Lee resigned and Mr Tsang Jat Meng, the Managing Director of CDL Hotels New Zealand Limited and CDL Investments New Zealand Limited, was appointed to the board on 19 July 2001.

J Wilson
Chairman
13 March 2002

Any inquiries please contact:

Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Ph (09) 913 8001
Fax (09) 309 3244
Email: tsang.jm@cdlhms.co.nz

Grand Plaza Hotel Corporation

Report of Examination

December 31, 2001, 2000 and 1999

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2001, 2000 and 1999, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2001, 2000 and 1999, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

City of Makati
Philippines
January 31, 2002

Grand Plaza Hotel Corporation
Balance Sheets
December 31, 2001, 2000 and 1999

	2001	2000	1999
Assets			
Current assets			
Cash and investments in short-term notes [Notes 2 and 3]	P 369,933,206	P 800,679,815	P 769,976,323
Receivables			
Trade—net of allowance for doubtful accounts of P1,011,271 in 2001, P5,760,524 in 2000 and P5,929,054 in 1999 [Note 2]	138,357,996	149,319,043	105,162,037
Interest	8,432,177	10,832,684	8,643,284
Advances to officers and employees	8,973	155,719	103,728
Advances to suppliers and contractors	117,300	2,358,645	443,409
Other receivable	5,361,938	3,424,624	2,166,717
Inventories [Notes 2 and 4]	11,412,514	15,771,044	14,121,004
Deferred tax asset [Notes 2 and 5]	152,157	1,351,964	1,600,658
Prepayments	844,835	1,164,368	1,658,826
Other current assets	7,848,282	5,872,692	11,309,488
Total current assets	542,469,378	990,930,598	915,185,474
Investment in stock of associated company and other advances [Notes 2 and 6]	97,312,486	89,415,947	80,813,019
Loan receivable [Note 7]	15,500,000	15,500,000	15,500,000
Deposit on lease contract [Note 10]	58,000,000	58,000,000	58,000,000
Property and equipment—net [Notes 2 and 8]	916,594,469	957,601,888	1,003,529,827
Other assets [Notes 2 and 9]	7,203,078	7,202,075	7,217,299
	P 1,637,079,411	P 2,118,650,508	P 2,080,245,619
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable and accrued expenses	P 96,455,215	P 127,817,215	P 94,410,450
Due to immediate holding company [Note 10]	11,461,296	12,035,283	12,526,347
Due to intermediate holding company [Note 10]	—	8,180,117	9,094,577
Due to related company [Note 10]	1,502,578	9,444,961	52,378,732
Dividends payable [Note 14]	17,388,241	—	—
Income tax payable	9,314,483	22,941,990	38,657,162
Refundable deposits	21,884,696	22,517,124	18,684,181
Rental payable [Notes 2 and 10]	30,150,000	24,120,000	18,090,000
Other liabilities	134,654,295	124,090,466	103,750,007
Total current liabilities	322,810,804	351,147,156	347,591,456
Reserves	9,977,771	8,863,461	7,045,457
Stockholders' equity			
Capital stock—P10 par value [Note 12]			
Authorized—127,000,000 shares in 2001 and 150,000,000 shares in 2000 and 1999			
Issued—99,318,270 shares in 2001 and 122,318,270 shares in 2000 and 1999	993,182,699	1,223,182,699	1,223,182,699
Capital in excess of par value	16,671,838	20,532,618	20,532,618
Retained earnings	912,480,069	1,081,365,244	801,461,209
	1,922,334,606	2,325,080,561	2,045,176,526
Treasury stock [Note 13]	618,043,770	566,440,670	319,567,820
Net stockholders' equity	1,304,290,836	1,758,639,891	1,725,608,706
	P 1,637,079,411	P 2,118,650,508	P 2,080,245,619

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Income and Retained Earnings
For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues			
Rooms	P 262,289,403	P 303,490,672	P 306,370,477
Food and beverage	253,908,743	324,846,420	345,008,529
Other operated departments	20,657,655	26,489,794	28,701,484
Other	71,042,999	62,644,369	56,401,413
	607,898,800	717,471,255	736,481,903
Cost of sales			
Food and beverage	75,679,222	96,273,476	101,121,739
Other operated departments	6,757,814	8,907,566	11,259,262
	82,437,036	105,181,042	112,381,001
Gross profit	525,461,764	612,290,213	624,100,902
Operating expenses [Note 15]	347,869,429	434,529,143	383,320,647
Net operating income	177,592,335	177,761,070	240,780,255
Non-operating income (expenses)			
Interest income	43,226,791	56,655,795	38,438,003
Equity in net loss of associated company	(930,609)	(214,692)	(867,627)
Dividend income	121,785	119,569	104,604
Loss on disposal of assets	—	(488,043)	(819,050)
Realized forex loss	(5,517,091)	—	(101,213)
Unrealized forex gain [Note 11]	26,921,081	111,562,037	32,305,274
	63,821,957	167,634,666	69,059,991
Net income before tax	241,414,292	345,395,736	309,840,246
Provision for income tax [Notes 2 and 5]			
Current	59,917,099	65,243,008	85,089,898
Deferred	1,199,808	248,693	(647,335)
	61,116,907	65,491,701	84,442,563
Net income	180,297,385	279,904,035	225,397,683
Retained earnings [Note 14]			
Unrestricted—beginning	323,183,545	403,193,716	210,101,307
Restrictions during the period	(414,632,855)	(359,914,206)	(32,305,274)
Dividends declared	(17,388,241)	—	—
Unrestricted—end	71,459,834	323,183,545	403,193,716
Restricted	841,020,235	758,181,699	398,267,493
Retained earnings, December 31	P 912,480,069	P 1,081,365,244	P 801,461,209
Earnings per share [Note 2]	P 2.07	P 2.82	P 2.12

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Changes in Equity
For The Years Ended December 31, 2001, 2000 and 1999

	Capital Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance at January 1, 1999	1,223,182,699	20,532,618	(319,567,820)	576,063,526	1,500,211,023
Net income for the year				225,397,683	225,397,683
Balance at December 31, 1999	1,223,182,699	20,532,618	(319,567,820)	801,461,209	1,725,608,706
Net income for the year				279,904,035	279,904,035
Buyback of shares			(246,872,850)		(246,872,850)
Balance at December 31, 2000	1,223,182,699	20,532,618	(566,440,670)	1,081,365,244	1,785,639,891
Net income for the year				180,297,385	180,297,385
Dividends				(17,388,241)	(17,388,241)
Retirement of shares	(230,000,000)	(3,860,780)	565,655,099	(331,794,319)	-
Buyback of shares			(617,258,199)		(617,258,199)
Balance at December 31, 2001	**993,182,699**	**16,671,838**	**(618,043,770)**	**912,480,069**	**1,304,290,836**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities			
Net income	P 180,297,385	P 279,904,035	P 225,397,683
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	50,107,620	50,494,847	61,082,121
Equity in net loss of associated company	930,609	214,692	867,627
Provision for bad debts	1,011,271	5,760,524	5,929,054
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	9,949,776	(49,917,530)	(11,986,153)
Interest receivable	2,400,507	(2,189,400)	(2,564,308)
Advances to officers and employees	146,746	(51,991)	(24,260)
Advances to suppliers and contractors	2,241,345	(1,915,236)	1,591,212
Other receivable	(1,937,314)	(1,257,907)	688,155
Inventories	4,358,530	(1,650,040)	(201,024)
Deferred tax asset	1,199,807	248,694	(647,336)
Prepayments	319,533	494,458	6,668,803
Other current assets	(1,975,590)	5,436,796	(3,721,497)
Increase (decrease) in			
Accounts payable and accrued expenses	(31,362,000)	33,406,765	10,488,957
Income tax payable	(13,627,507)	(15,715,172)	17,620,579
Refundable deposits	(632,428)	3,832,943	757,494
Rental payable	6,030,000	6,030,000	6,030,000
Other liabilities	10,563,829	20,340,459	20,694,781
Reserves	1,114,310	1,818,004	376,490
Net cash provided by operating activities	221,136,429	335,284,941	339,048,378
Cash flows from investing activities			
Acquisition of property and equipment—net	(9,100,201)	(4,566,908)	(7,625,678)
Payments relating to other assets	(1,003)	15,224	10,778
Net cash used in investing activities	(9,101,204)	(4,551,684)	(7,614,900)
Cash flows from financing activities			
Advances from immediate holding company	(573,987)	(491,064)	(598,245)
Advances to associated company	(8,827,147)	(8,817,620)	(6,127,089)
Advances from intermediate holding company	(7,614,423)	(914,460)	(5,293,784)
Due to related companies	(8,508,077)	(42,933,771)	24,126,591
Buyback of shares	(617,258,200)	(246,872,850)	—
Net cash provided by (used in) financing activities	(642,781,834)	(300,029,765)	12,107,473
Net increase in cash and investments in short-term notes	(430,746,609)	30,703,492	343,540,951
Cash and investments in short-term notes, beginning	800,679,815	769,976,323	426,435,372
Cash and investments in short-term notes, end	P 369,933,206	P 800,679,815	P 769,976,323

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Notes to Financial Statements
December 31, 2001, 2000 and 1999

1. Organization

The Company was registered with the Securities and Exchange Commission on August 9, 1989 with principal office in Pasay City, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel which offers 467 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of December 31, 2001, 1999 and 2000, the Company had 797 (527 permanent and 270 casuals), 899 (577 permanent and 322 casuals) and 917 (595 permanent and 322 casuals) employees, respectively.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles and are denominated in Philippine pesos. The preparation of financial statements in conformity with Philippine generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Investments in short-term notes

Investments in short-term notes are stated at cost.

Accounts receivable—trade

Accounts receivable—trade is stated net of allowance for possible uncollectible accounts.

Inventories

Inventories are stated at cost under the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

2. Summary of significant accounting policies (continuation)

Leases

The Company accounts for its leases under the operating lease method.

Income taxes

The Company uses the liability method of accounting for income taxes as required by *Accounting Standards Council (ASC) Statement of Financial Accounting Standards (SFAS) No. 23, Accounting for Income Taxes*. Under ASC SFAS No. 23, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share

Earnings per share are based on the outstanding common shares of 99,286,389 in 2001 and 122,318,270 in 2000 and 1999, net of treasury shares of 12,377,065 in 2001, 23,031,901 in 2000 and 15,978,391 in 1999.

3. Investments in short-term notes

These consist of fixed short-term deposits with various local and foreign banks.

4. Inventories

Inventories consist of:

	2001	2000	1999
Food	P 2,908,555	P 4,092,651	P 3,234,370
Beverage and tobacco	1,413,047	1,624,669	1,426,707
Operating supplies	2,421,682	3,550,209	4,000,885
General supplies	1,710,197	3,915,664	2,161,260
Engineering supplies	1,714,182	1,635,315	2,108,729
Others	1,244,851	952,536	1,189,053
	P 11,412,514	P 15,771,044	P 14,121,004

5. Deferred income tax

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate.

6. Investment in stock of associated company and other advances

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

	2001	2000	1999
Acquisition cost	P 48,200,000	P 48,200,000	P 48,200,000
Equity in net income			
Beginning of year	647,887	862,579	1,730,206
Equity in net loss during the period	(930,609)	(214,692)	(867,627)
End of period	(282,722)	647,887	862,579
	47,917,278	48,847,887	49,062,579
Advances	49,395,208	40,568,060	31,750,440
	P 97,312,486	P 89,415,947	P 80,813,019

7. Loan receivable

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock and is payable after 25 years with interest at 5% per annum.

8. Property and equipment

These consist of the following:

	2001	2000	1999
Building and building equipment	P 954,145,952	P 949,376,457	P 948,128,242
Furniture, fixtures and equipment	297,254,890	292,995,447	290,683,240
Transportation equipment	3,735,769	3,735,769	3,735,769
Leasehold improvements	385,157	385,157	385,157
Total cost	1,255,521,768	1,246,492,830	1,242,932,408
Less accumulated depreciation	372,578,769	322,542,412	273,054,051
Net	882,942,999	923,950,418	969,878,357
Operating equipment	33,651,470	33,651,470	33,651,470
	P 916,594,469	P 957,601,888	1,003,529,827

Depreciation expense amounted to P50,107,620, P50,494,847 and P61,082,121 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Other assets

Other assets consist of the following:

		2001		2000		1999
Miscellaneous investments and deposits	P	5,121,291	P	5,121,291	P	5,121,291
Others		2,081,787		2,080,784		2,096,008
	P	7,203,078	P	7,202,075	P	7,217,299

10. Related party transactions

The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company","Due to immediate holding company" and "Due to intermediate holding company" in the accompanying balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P58.0 million to answer for any and all unpaid obligations that the Company may have under said contract. Accrual of the 10% annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the townhouse unit for P5.91 million and P0.12 million, respectively, are included under "General and administrative expenses" and "Rental payable".

The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P64 million in 2001, P37 million in 2000 and P98 million in 1999.

11. Unrealized foreign exchange gain

Unrealized foreign exchange gain was a result of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange gain have not been recognized in view of the extreme fluctuation in the exchange rate.

12. Retirement of shares

In a meeting held on April 26, 2001, the Board of Directors approved the retirement of 23,000,000 treasury shares thereby reducing its existing authorized capital stock from P1,500,000,000 divided into 150,000,000 shares with a par value of P10 per share to P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share. This was ratified by the Stockholders at a special meeting on June 18, 2001. Said reduction was approved by the Securities and Exchange Commission (SEC) on July 25, 2001.

13. Treasury stock

The Board of Directors in its meeting on April 26, 2001 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2001. The buyback offer is to purchase one share out of every eight (8) shares held by each shareholder as of record date.

As discussed in Note 12, 23,000,000 shares reacquired as treasury shares in 2000, 1998 and 1997 were retired during the year.

As at December 31, 2001, 12,377,065 shares were held in treasury after the retirement of 23,000,000 shares and buyback of 12,345,164 shares in 2001. As of December 31, 2000 and 1999, 23,031,901 shares and 15,978,391 shares, respectively, were held in treasury, of which 7,053,510, 4,959,332 and 11,019,059 shares were reacquired on April 28, 2000, July 17, 1998 and October 27, 1997, respectively.

14. Retained earnings

The Board of Directors in its meeting on December 21, 2001 approved the declaration of cash dividends in the total amount of P17,388,241 to be distributed among stockholders of record as of January 7, 2002, pro-rata to their respective shareholdings and payable not later than January 31, 2002.

15. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. It, however, started accruing estimated retirement cost in 1998 based on a retirement plan mandated by Philippine law computed on the basis of years of service and final monthly salary for every year of credited service.

Provision for retirement amounted to P770,006 and P732,612 for the years ended December 31, 2001 and 2000, respectively. No provision was recorded in 1999. As at December 31, 2001, 2000 and 1999, accrued retirement totaled P4,994,627, P4,224,621 and P3,492,007, respectively.

16. Tax Code changes

On December 11, 1997, the Tax Reform Act of 1997 or Republic Act No. 8424 was passed into a law and became effective January 1, 1998. The significant revisions to the rules of taxation are as follows:

a. Change in the corporate income tax rate from 35% in 1997 to 34% in 1998, 33% in 1999 and 32% in 2000 and onwards;

b. Imposition of a minimum corporate income tax (MCIT) of 2% of gross income, as defined;

c. Imposition on the employer of a final tax on the grossed up monetary value of fringe benefits granted to employees (except rank and file) at the following rates: 34% in 1998, 33% in 1999 and 32% in 2000 onwards;

d. Reduction of the interest expense allowed as deductible expense by an amount equivalent to a certain percentage of the interest income subjected to final tax as follows: 41% starting January 1, 1998, 39% starting January 1, 1999 and 38% starting January 1, 2000 and onwards;

e. Introduction of a three-year net operating loss carry over; and

f. Imposition of a 10% tax on improperly accumulated earnings.

17. Reclassification

Certain accounts in the 2000 and 1999 financial statements were reclassified to conform to the current year's presentation of accounts.

Announcement Of Appointment Of Executive Director and Group Finance Director of Subsidiary Company, Millennium & Copthorne Hotels plc

Date of appointment: 07/02/2002 (DD/MM/YYYY)

Name: David Fraser Thomas

Age: 39

Country of principal residence: United Kingdom

Whether appointment is executive, and if so, the area of responsibility: Yes.
Group Finance Director

Working experience and occupation(s) during the past 10 years:

Forte Plc (December 1989 - December 1993)
December 1989 - July 1992
Financial Accountant
Responsibility:
- the control of the banking, fixed asset and financial accounting functions.

July 1992 - December 1993
Chief Financial Accountant
Responsibility:
- the overall control of all transaction processing, accounting control and statutory reporting.

House of Fraser Plc (1994 - August 1998)
January 1994 - November 1995
Senior Finance Manager (reporting to Finance Controller)
Responsibility:
- the overall control of all transaction processing, accounting control and statutory reporting.

November 1995 - June 1997
Financial Controller (reporting to Group Finance Director)
Responsibility:
- the overall control of all transaction processing, accounting control and management/statutory reporting activities.

June 1997 - August 1998
Head of Business Planning (Reporting to Group Finance Director)
Responsibility:
- to develop a structured and coordinated approach to merchandise and financial planning

Millennium & Copthorne Hotels plc (November 1998 - 2002)
Vice President of Finance
Responsibility:
- to manage all aspects of the finance function for the group and the IT function for the European Region.

Other directorships

Past (for the last five years)

None

Present

1. AIRCOA Equity Interests, Inc.
2. AIRCOA GP Corporation
3. AIRCOA Hospitality Services, Inc.
4. Archyield Limited
5. ATOS Holding AG
6. Biltmore Place Operations Corp.
7. CDL Hotels (Baileys) Limited
8. CDL Hotels (Chelsea) Limited
9. CDL Hotels (U.K.) Limited
10. Chicago Hotel Holdings, Inc.
11. Copthorne (Nominees) Limited
12. Copthorne Hotel (Aberdeen) Limited
13. Copthorne Hotel (Birmingham) Limited
14. Copthorne Hotel (Cardiff) Limited
15. Copthorne Hotel (Effingham Park) Limited
16. Copthorne Hotel (Gatwick) Limited
17. Copthorne Hotel (Merry Hill) Construction Limited
18. Copthorne Hotel (Merry Hill) Limited
19. Copthorne Hotel (Plymouth) Limited
20. Copthorne Hotel (Slough) Limited
21. Copthorne Hotel Holdings Limited
22. Copthorne Hotels Limited
23. Copthorne Properties Limited
24. Diplomat Hotel Holding Limited
25. Four Peaks Management Company
26. Gateway Holdings Corporation I
27. Gateway Holdings Corporation II
28. Gateway Hotel Holdings, Inc.
29. Harvest Associates, Inc.
30. London Britannia Hotel Limited
31. London Tara Hotel Limited
32. M & C Management Services (USA) Inc.
33. M&C Hotel Interests, Inc.
34. M&C Hotels France SA
35. Millennium & Copthorne Hotels plc
36. Millennium Chelsea Hotel Limited
37. Millennium Hotels Limited
38. Millennium Hotels London Limited
39. NPA Plaza Corp.
40. Park Plaza Hotel Corporation
41. Regal Grand Avenue, Inc.
42. Regal Grand Holdings Corporation I
43. Regal Grand Holdings Corporation II
44. Regal Harvest House GP Corporation
45. Regal Hotel Management, Inc.
46. RHI Boston Holdings Corporation I
47. RHI Boston Holdings Corporation II
48. RHM Holdings Corporation I
49. RHM Holdings Corporation II
50. Richfield Holdings Corporation I
51. Richfield Holdings Corporation II
52. Richfield Holdings, Inc.
53. S.S. Restaurant Corporation
54. SWAN Holdings Limited
55. Trimark Hotel Corporation
56. Wharfside Hotels plc
57. WHB Corporation
58. Wynfield GP Corporation

Interest in the listed issuer and its subsidiaries:	Options to subscribe for 8,955 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc ("M&C") pursuant to Part A of the M&C Executive Share Option Scheme. Options to subscribe for 39,407 ordinary shares of £0.30 each in M&C pursuant to Part B of the M&C Executive Share Option Scheme. Options to subscribe for 3,125 ordinary shares of £0.30 each in M&C pursuant to the M&C Sharesave Scheme.
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
Yes ● No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
Yes ● No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
Yes ● No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
   Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
   Yes ● No

9. Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?
   Yes ● No

Submitted by Enid Ling Peek Fong, Company Secretary on 11/03/2002 to the SGX